SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2010
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________
Commission file number 1-4448
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Baxter Healthcare of Puerto Rico Savings and Investment Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Baxter International Inc.
One Baxter Parkway
Deerfield, IL 60015
(847) 948-2000

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2010 and 2009

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Index
December 31, 2010 and 2009

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2010 and 2009	3

Notes to Financial Statements	4-15

Supplemental Information

Schedule I: Schedule of Assets (Held at End of Year) as of December 31, 2010	16-41

Report of Independent Registered Public Accounting Firm
To the Participants and Administrative Committee of
the Baxter Healthcare of Puerto Rico Savings and Investment Plan
Deerfield, Illinois
We have audited the accompanying statements of net assets available for benefits of the Baxter Healthcare of Puerto Rico Savings and Investment Plan (Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years ended December 31, 2010 and 2009, in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.
/s/Crowe Horwath LLP
Oak Brook, Illinois
June 22, 2011

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009 (in thousands)

	2010	2009
Assets
Investments
Cash and cash equivalents	$616	$822
Common stock (including securities on loan of $79 in 2010 and $350 in 2009)	8,543	9,234
U.S. government and government agency issues (including securities on loan of $53 in 2010 and $101 in 2009)	233	174
Corporate and other obligations (including securities on loan of $35 in 2010 and $62 in 2009)	554	459
Commingled funds	7,485	6,368
Registered investment companies	1,059	458
Synthetic guaranteed investment contracts (including securities on loan of $4,995 in 2010 and $3,929 in 2009)	16,877	14,786
Collateral held on loaned securities	5,198	4,478

Total investments at fair value	40,565	36,779

Receivables
Participant loans	3,591	3,858
Sponsor contributions	199	160
Accrued interest and dividends	46	44
Due from brokers for securities sold	8	7

	3,844	4,069

Total assets	44,409	40,848

Liabilities
Accounts payable	215	47
Due to brokers for securities purchased	—	18
Collateral to be paid on loaned securities	5,255	4,550

Total liabilities	5,470	4,615

Net assets available for benefits, reflecting investments at fair value	38,939	36,233
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,156)	(116)

Net assets available for benefits	$37,783	$36,117

The accompanying notes are an integral part of these financial statements

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2010 and 2009 (in thousands)

	2010	2009
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$473	$2,730
Interest and dividends	920	719

Net investment income	1,393	3,449

Participant loan interest	196	245

Contributions
Sponsor	1,466	1,469
Participant	2,722	2,655

	4,188	4,124

Net additions	5,777	7,818

Deductions from net assets attributed to
Benefits paid	3,761	3,612
Plan expenses	350	220

Total deductions	4,111	3,832

Net increase	1,666	3,986
Net assets available for benefits
Beginning of year	36,117	32,131

End of year	$37,783	$36,117

The accompanying notes are an integral part of these financial statements

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009

1.	General Description of the Plan

The following brief description of Baxter Healthcare of Puerto Rico Savings and Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement and summary plan description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

General
The Plan is a defined contribution plan which became effective on January 1, 1998. The Plan covers substantially all employees of Baxter Healthcare S.A. (Puerto Rico Branch), and Baxter Sales and Distribution Corporation (collectively, the Sponsor or the Company), subsidiaries of Baxter International Inc. (Baxter) as of the first day of the month following the completion of thirty days of employment. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico and the United States Internal Revenue Code.

Contributions
Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 50% of their pre-tax monthly compensation in both 2010 and 2009, limited to a maximum of $9,000 a year in 2010 and 2009, respectively. Newly hired employees are deemed to have elected to contribute 3% of compensation unless they make a contrary election. The Company matches a participant’s savings contributions at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, up to a maximum of 6% of a participant’s compensation. The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s Puerto Rico defined benefit pension plan, which includes all new employees hired on or after January 1, 2008. The Company may make additional discretionary contributions in such amounts as the Company may determine.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The net income of the Plan is posted to the participant’s accounts on a daily basis. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contributions plus actual earnings thereon is based on years of service. The contributions vest in accordance with the following vesting schedule:

Years of Service	Vesting %
1	20%
2	40%
3	60%
4	80%
5 or more	100%
Employees are fully vested in the Company’s matching contributions account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company. The Company’s additional non-matching contribution becomes fully vested after three years of service. Forfeitures of nonvested accounts are used to reduce future Company contributions.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009

Participant Loans
Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the last day of the month prior to loan request, plus one percent. These loans are reported at their principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participant’s account balances.

Investment Options
Upon enrollment in the Plan, a participant may direct contributions into various investment options: Stable Income Fund, Baxter Common Stock Fund, Composite Fund, General Equity Fund, S&P 500 Flagship Fund, International EAFE Equity Index Fund, Small Cap Fund and ten different Target Retirement Funds. However, non-matching contributions may not be invested in the Baxter Common Stock Fund. In addition, certain participants maintain shares in Edwards Lifesciences Corporation. These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its cardiovascular business. Participants are not able to make contributions or transfer existing account balances to the Edwards Lifesciences Common Stock Fund, but may make transfers out of these funds at any time.

Payments of Benefits
Plan participants can not request withdrawals from the Plan unless they are at least 59 1/2 years old or incur a financial hardship. On termination of service due to retirement or other reasons, a participant may elect to receive either a lump sum amount equal to their entire vested account balance or installment payments. In the case of a participant termination because of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

New Accounting Standards
In September 2010, the Financial Accounting Standards Board (FASB) amended existing standards with respect to the reporting of participant loans for defined contribution pension plans. The guidance requires that loans issued to participants be reported as receivables, segregated from plan investments, and to be measured at their unpaid principal balances plus accrued but unpaid interest. This guidance was adopted by the Plan effective December 31, 2010 and was applied retrospectively to all periods presented. The adoption of this standard had no effect on the Plan’s net assets available for benefits.

In January 2010, the FASB issued a new accounting standard effective for the December 31, 2010 reporting period, which clarified existing fair value disclosures about the level of disaggregation and inputs and valuation techniques used to measure fair value, and required that significant transfers in and out of Levels 1 and 2 of the fair value hierarchy be disclosed. The Plan did not have any transfers between Levels 1 and 2 during 2010. In addition, effective for reporting periods beginning after December 15, 2010, an entity will be required to separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009

Valuation of Investments and Collateral The fair value of Plan investments and collateral is determined as follows:

Cash and cash equivalents	These largely consist of a short-term investment fund and a money market fund, the fair value of which is based on the net asset value. The investment objectives for these funds are to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments.

Common stock	Value based on closing prices on the valuation date in an active market on national and international securities exchanges.

U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models.

Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models.

Commingled funds	Value based on net asset values reported by the fund managers as of the financial statement dates and recent transaction prices. The investment objectives of these funds are to track the performances of the S&P 500 (S&P 500 Flagship Fund); Europe, Australasia and the Far East (EAFE) (International EAFE Equity Index Fund); or Russell 2000 (Small Cap Fund) indexes. The underlying investments vary, with some holding diversified portfolios of domestic stocks and government and government agency bonds, and others holding collective investment funds. Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. Refer to Note 5 for amounts invested in each of these funds.

Registered investment companies	Value based on the last reported sale price from a national security exchange on the valuation date.

Synthetic guaranteed investment contracts	Value based on the fair value of the underlying securities in the contract on the valuation date plus the fair value of wrapper contracts, which is calculated using a replacement cost approach. See below for more information.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009

Collateral held on loaned securities	Value based upon the net asset value per unit of the short-term investment funds where the collateral is invested. Refer to Note 6 for more information on the securities lending program.

Collateral to be paid on loaned securities	Value based on the fair value of the underlying securities loaned on the valuation date, plus an incremental margin.
Income Recognition
Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized appreciation or depreciation of investments. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

The financial statements reflect the net appreciation in the fair value of the Plan’s investments. This net appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Synthetic Guaranteed Investment Contracts
The Plan holds synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund. The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Aegon Institutional Markets and Bank of America N.A. The portfolio of assets, overall of investment grade, underlying the synthetic GICs primarily includes cash and cash equivalents, U.S. government and government agency issues, corporate and other obligations, and registered investment companies.

The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contracts. The fair value of the wrapper contracts is computed using a replacement cost approach that incorporates a comparison of the current fee rate on similar wrapper contracts to the fee being paid by the Plan. Using this approach, the fair value of the wrapper contracts were $38,076 and $37,348 at December 31, 2010 and 2009, respectively.

While Plan investments are presented at fair value in the Statement of Net Assets Available for Benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the Statement of Net Assets Available for Benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or any other risk. The contract value for the synthetic GICs was $15.7 million and $14.7 million at December 31, 2010 and 2009, respectively.

The crediting interest rate, which is reset quarterly, can never fall below zero. The crediting rate formula smoothes the impact of interest rate changes on participant returns by amortizing any difference between market value and book value over a period of years equal to the duration of the portfolio benchmark. The average yield on the synthetic GICs was approximately 3.5% and 4.2% at December 31, 2010 and 2009, respectively. The average interest rate credited to participants on the synthetic GICs was approximately 4.1% for both years ended December 31, 2010 and 2009. The credit ratings for Aegon Institutional Markets were AA- at both December 31, 2010 and 2009, and the credit ratings for Bank of America N.A. were A+ at both December 31, 2010 and 2009.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009

Events that lead to market value withdrawals that exceed 20 percent of the contract value would limit the ability of the Plan to transact at contract value with participants. These events include restructurings, early retirement plans, divestitures, bankruptcies, or legal, tax or regulatory changes. The Plan sponsor believes that the occurrence of any such event is remote.

The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract. If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.

Payment of Benefits Benefits are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Other Due from or due to brokers for securities sold or purchased, respectively, represent the net cash value of security trades initiated but not yet settled at each respective year-end.

Risks and Uncertainties
The Plan provides for various investment options which invest in any combination of registered investment companies, U.S. government and government agency issues, corporate and other obligations, common stock, commingled funds, synthetic guaranteed investment contracts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Investments underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

3.	Administration of the Plan

Banco Popular de Puerto Rico (the Trustee) and State Street Bank and Trust Company (the Custodian) serve as trustee and custodian, respectively, for the Plan. ING Institutional Plan Services, LLC serves as recordkeeper for the Plan.

The Administrative Committee is responsible for the general administration of the Plan and for carrying out the provisions thereof. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

4.	Fair Value of Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:
•	Level 1 — Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;

•	Level 2 — Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•	Level 3 — Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009

The following tables summarize the bases used to measure the Plan’s financial instruments and liabilities that are carried at fair value on a recurring basis.

		Basis of Fair Value Measurement
		Quoted Prices	Significant
		in Active	Other	Significant
	Balance at	Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
(in thousands)	2010	(Level 1)	(Level 2)	(Level 3)

Assets
Cash and cash equivalents	$616	$—	$616	$—
Common stock:
Healthcare	4,399	4,399	—	—
Information technology	967	967	—	—
Financial services	691	691	—	—
Consumer products	1,012	1,012	—	—
Industrial services and materials	735	735	—	—
Energy	597	597	—	—
Other	142	142	—	—

Total common stock	8,543	8,543	—	—

U.S. government and government agency issues	233	—	233	—
Corporate and other obligations	554	—	554	—
Commingled funds	7,485	—	7,485	—
Registered investment companies (1)	1,059	1,059	—	—
Synthetic guaranteed investment contracts:
Corporate and other obligations	6,167	—	6,167	—
U.S. government and government agency issues	10,180	—	10,180	—
Cash and cash equivalents	492	—	492	—
Wrapper contracts	38	—	—	38

Total synthetic guaranteed investment contracts	16,877	—	16,839	38

Collateral held on loaned securities	5,198	—	5,198	—

Total assets	$40,565	$9,602	$30,925	$38

Liability
Collateral to be paid on loaned securities	$5,255	$139	$5,116	$—

(1)	Comprised entirely of Target retirement funds

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009

		Basis of Fair Value Measurement
		Quoted Prices	Significant
		in Active	Other	Significant
	Balance at	Markets for	Observable	Unobservable
	December 31,	Identical Assets	Inputs	Inputs
(in thousands)	2009	(Level 1)	(Level 2)	(Level 3)

Assets
Cash and cash equivalents	$822	$—	$822	$—
Common stock:
Healthcare	6,999	6,999	—	—
Information technology	602	602	—	—
Financial services	487	487	—	—
Consumer products	386	386	—	—
Industrial services and materials	330	330	—	—
Energy	327	327	—	—
Other	103	103	—	—

Total common stock	9,234	9,234	—	—

U.S. government and government agency issues	174	—	174	—
Corporate and other obligations	459	—	459	—
Commingled funds	6,368	—	6,368	—
Registered investment companies (1)	458	458	—	—
Synthetic guaranteed investment contracts:
Corporate and other obligations	6,722	—	6,722	—
U.S. government and government agency issues	6,399	—	6,399	—
Cash and cash equivalents	936	—	936	—
Registered investment companies	683	683	—	—
Wrapper contracts	37	—	—	37
Other	9	—	9	—

Total synthetic guaranteed investment contracts	14,786	683	14,066	37

Collateral held on loaned securities	4,478	—	4,478	—

Total assets	$36,779	$10,375	$26,367	$37

Liability
Collateral to be paid on loaned securities	$4,550	$520	$4,030	$—

(1)	Comprised entirely of Target retirement funds

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009

The following table sets forth a summary of changes in the fair values of the Plan’s level 3 financial instruments.

Wrapper
(in thousands)	Contracts

Balance at December 31, 2008	$30
Unrealized gains (relating to assets held at end of year)	7
Purchases, sales, issuances and settlements (net)	—

Balance at December 31, 2009	37

Unrealized gains (relating to assets held at end of year)	1
Purchases, sales, issuances and settlements (net)	—

Balance at December 31, 2010	$38

See Valuation of Investments and Collateral in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments and collateral. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5.	Investments

The following presents the Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits at December 31.

(values in thousands, except per share)	2010	2009

Baxter common stock, 113,065 shares and 112,317 shares at December 31, 2010 and 2009, respectively	$5,723	$6,591
State Street Global Advisors (SSgA) S&P 500 Flagship Fund	3,961	3,423
SSgA International EAFE Equity Index Fund	*	1,853
State Street Bank Quality D Short-Term Investment Fund (Collateral held on loaned securities)	*	4,478
Baxter International Savings Trust Separate Account (Collateral held on loaned securities)	4,872	*

*	Does not meet 5% threshold.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009

Investments as of December 31, 2010 and 2009 are segregated into various investment fund options as follows:

(in thousands)	2010	2009

Cash (available for investment)	$113	$147
Stable Income Fund	17,172	15,270
Baxter Common Stock Fund	5,822	6,687
Composite Fund	1,755	1,677
General Equity Fund	1,862	1,638
SSgA S&P 500 Flagship Fund	3,966	3,423
SSgA International EAFE Equity Index Fund	1,831	1,853
Edwards Lifesciences Common Stock Fund	92	55
SSgA Small Cap Fund	1,695	1,093
Target Retirement Funds	1,060	458
Collateral held on loaned securities	5,198	4,478

Total investments at fair value	40,566	36,779
Adjustment from fair value to contract value for Stable Income Fund	(1,156)	(116)

Total investments	$39,410	$36,663

During 2010 and 2009, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, appreciated (depreciated) in value as follows:

(in thousands)	2010	2009

Baxter common stock	$(892)	$548
Other common stock	287	626
U.S. government and government agency issues	2	2
Corporate and other obligations	29	89
Commingled funds	944	1,317
Registered investment companies	88	64
Collateral held on loaned securities	15	84

	$473	$2,730

6.	Securities Lending Transactions

The Plan participates in a securities lending program with the Custodian. The program allows the Custodian to loan securities, which are assets of the Plan, to approved brokers (the Borrowers).

The Custodian requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan in an amount that is at least equal to the fair value of the securities loaned. The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the Borrower bears the risk of loss related to the decrease in the fair value of the non-cash collateral and, therefore, would have to deliver additional securities to maintain the required collateral. In the event of default by the Borrower, the Custodian shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities, or, if replacement securities are not able to be purchased, the Custodian shall credit the Plan for the market value of the unreturned securities. In each case, the Custodian would apply the proceeds from the collateral for such a loan to make the Plan whole.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009

The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as an asset and the obligation to return the amount received is reflected as a liability.

As of December 31, 2009, the Plan had securities on loan with a fair market value of $4.4 million with cash collateral received of $4.6 million. As of December 31, 2010, the Plan had securities on loan with a fair market value of $5.2 million, with cash collateral received of $5.3 million, of which $4.9 million was redeemed during 2010 from the State Street Quality D Short-term Investment Fund and held in a separate fund (Baxter International Savings Trust Separate Account) for liquidation due to an agreement between the Plan and the Custodian to terminate the securities lending program for the securities within the Stable Income Fund. The assets underlying both funds primarily consisted of cash and cash equivalents and asset-backed securities. As of December 31, 2010, the net asset values of the Baxter International Savings Trust Separate Account and State Street Quality D Short-term Investment Fund were $0.9929 and $0.9925, respectively, per unit. As of December 31, 2009, the net asset value of the State Street Quality D Short-term Investment Fund was $0.9842 per unit. As a result of the increase in net asset values, an unrealized gain of $15,203 is reflected in the 2010 Statement of Changes in Net Assets Available for Benefits compared with an unrealized gain of $83,903 reported in 2009. As of December 31, 2010 and 2009, the cash collateral received is reflected at its fair value of $5.2 million and $4.5 million, respectively, in the 2010 and 2009 Statements of Net Assets Available for Benefits.

Non-cash collateral of $78,112 and $139,702 received for securities on loan at December 31, 2010 and 2009, respectively, consisted of U.S. government and government agency issues held by the Custodian on behalf of the Plan. Non-cash collateral is not included with the collateral balance on the 2010 and 2009 Statement of Net Assets Available for Benefits because it may not be sold or repledged. A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Custodian in its capacity as a security agent. Securities lending income allocated to the Plan amounted to $8,679 and $732 for 2010 and 2009, respectively. Securities lending income is classified as interest income in the Statements of Changes in Net Assets Available for Benefits.

7.	Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

8.	Tax Status of the Plan

The Puerto Rico Treasury Department has determined and informed the Plan sponsor that the Plan and the related trust are designed in accordance with applicable sections entitling exemption from income taxes. The Plan sponsor has also obtained a favorable determination letter dated October 1, 2003, from the Internal Revenue Service (IRS) stating that the Plan is in compliance with IRS regulations. The Plan has been amended since receiving the determination letter. The Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable tax requirements. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.	Related Parties

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

Baxter Healthcare of Puerto Rico
Savings and Investment Plan
Notes to Financial Statements
December 31, 2010 and 2009

At December 31, 2010 and 2009, the Plan held shares of common stock and bonds of Baxter, the Plan sponsor’s parent; units of participation in certain commingled funds and short-term investment funds of State Street Bank and Trust Company, the Plan’s Custodian; loans with participants; shares of common stock, bonds, and interest rate wrapper contracts of Bank of America, issuer of the Plan’s fully benefit-responsive contracts; interest rate wrapper contracts of Aegon Institutional Markets, issuer of the Plan’s fully benefit-responsive contracts; and units of registered investment companies managed by Pacific Investment Management Company, an investment manager for the Plan. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

SUPPLEMENTAL SCHEDULE

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

Identity of Issue		Description of Investment	Cost(1)	Current Value

Cash and Cash Equivalents:

*	State Street Bank & Trust Co	Short-Term Investment Fund	—	615,593

	Cash and cash equivalents			$615,593

** Common Stock:

	Abbott Laboratories	Common Stock	—	15,866
	Accenture PLC	Common Stock	—	23,211
	AES Corp	Common Stock	—	15,187
	Agrium Inc	Common Stock	—	4,001
	Alcoa Inc	Common Stock	—	7,001
	Alcon Inc	Common Stock	—	74,938
	Allergan Inc	Common Stock	—	9,072
	Altria Group Inc	Common Stock	—	9,430
	Amazon.com Inc	Common Stock	—	14,711
	AON Corp	Common Stock	—	7,646
	Apollo Group	Common Stock	—	13,590
	Apple Inc	Common Stock	—	105,547
	Applied Materials Inc	Common Stock	—	15,498
	Astrazeneca PLC	Common Stock	—	20,141
	AT&T Inc	Common Stock	—	6,683
	Baker Hughes Inc	Common Stock	—	11,993
*	Bank of America Corp	Common Stock	—	17,985
*	Baxter Intl Inc	Common Stock	—	5,723,344
	BB&T Corp	Common Stock	—	6,537
	Blackstone Group LP	Common Stock	—	10,734
	Broadcom Corp	Common Stock	—	22,891
	Bunge Ltd	Common Stock	—	11,582
	Bunge Ltd	Common Stock	—	13,590
	Cablevision Systems	Common Stock	—	3,230
	Cameron International	Common Stock	—	9,620
	Carnival Corp	Common Stock	—	23,076
	Capital One Financial	Common Stock	—	6,671
	Celgene Corp	Common Stock	—	16,697
	Centurylink Inc	Common Stock	—	6,638
	CF Industries Holdings	Common Stock	—	7,008
	Charles Schwab Corp	Common Stock	—	16,999
	Cisco Systems	Common Stock	—	37,050
	Citigroup Inc	Common Stock	—	21,071
	Citrix Systems Inc	Common Stock	—	20,087
	CME Group	Common Stock	—	25,102
	Coca Cola Co	Common Stock	—	11,782
	Comcast Corp	Common Stock	—	11,418
	Comcast Corp	Common Stock	—	15,028
	Comcast Corp	Common Stock	—	15,225
	Comerica Inc	Common Stock	—	5,476
	Commercial Metals Co	Common Stock	—	4,008

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

ConocoPhilips	Common Stock	—	10,112
Constellation Brands Inc	Common Stock	—	9,998
Constellation Energy Group	Common Stock	—	4,909
Cooper Industries	Common Stock	—	34,389
Corning Inc	Common Stock	—	3,711
Costco Wholesale Corp	Common Stock	—	16,135
Credit Suisse Group	Common Stock	—	16,573
CVS Caremark Corp	Common Stock	—	15,612
Danaher Corp	Common Stock	—	35,364
Deere & Co	Common Stock	—	18,694
Dell Inc	Common Stock	—	16,224
Delta Air Line	Common Stock	—	8,880
Devon Energy	Common Stock	—	17,025
Devon Energy Corp	Common Stock	—	18,875
Directv	Common Stock	—	3,106
Dow Chemical Co	Common Stock	—	4,949
Dow Chemical Co	Common Stock	—	43,936
Eaton Corp	Common Stock	—	9,570
Ebay Inc	Common Stock	—	13,742
Edison International	Common Stock	—	4,913
Edwards Lifesciences Corp	Common Stock	—	90,992
El Paso Corp	Common Stock	—	8,416
EMC Corp	Common Stock	—	32,361
Ensco PLC	Common Stock	—	12,833
EOG Resources Inc	Common Stock	—	12,195
EQT Corp	Common Stock	—	16,382
Exelon Corp	Common Stock	—	17,716
Express Scripts Inc	Common Stock	—	16,364
Fifth Third Bancorp	Common Stock	—	7,353
Flextronics Intl	Common Stock	—	17,346
Flowserve Corp	Common Stock	—	8,297
Ford Motor Co	Common Stock	—	8,251
Ford Motor Co	Common Stock	—	19,926
Freeport McMoran Copper	Common Stock	—	9,305
Gannett Co	Common Stock	—	3,877
Gap Inc	Common Stock	—	10,150
Garmin Ltd	Common Stock	—	6,464
General Electric Co	Common Stock	—	9,657
General Motors Co	Common Stock	—	2,606
General Motors Co	Common Stock	—	12,641
Gilead Sciences	Common Stock	—	9,183
Gilead Sciences Inc	Common Stock	—	32,100
Goldman Sachs Group	Common Stock	—	6,936
Goldman Sachs Group	Common Stock	—	53,092
Goodrich Corp	Common Stock	—	19,383
Google Inc	Common Stock	—	73,010
Health Net Inc	Common Stock	—	3,216
Hess Corp	Common Stock	—	7,487
Hewlett Packard Co	Common Stock	—	10,270

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

Honeywell International	Common Stock	—	14,660
Ingersoll Rand PLC	Common Stock	—	14,041
Intel Corp	Common Stock	—	17,354
Intl Game Technology	Common Stock	—	14,614
Intuit Inc	Common Stock	—	6,101
Intuitive Surgical Inc	Common Stock	—	7,199
Invesco Ltd	Common Stock	—	13,724
Johnson & Johnson	Common Stock	—	27,917
Johnson Controls Inc	Common Stock	—	26,195
JPMorgan Chase & Co	Common Stock	—	29,846
JPMorgan Chase & Co	Common Stock	—	73,179
Kimberly Clark Corp	Common Stock	—	5,943
KLA Tencor Corp	Common Stock	—	7,591
Kohls Corp	Common Stock	—	10,631
Kohls Corp	Common Stock	—	29,030
Kroger Co	Common Stock	—	6,746
Lear Corp	Common Stock	—	6,747
Limited Brands Inc	Common Stock	—	15,212
Lowes Co	Common Stock	—	6,443
Lowes Co	Common Stock	—	11,202
Lyondellbasell Indu	Common Stock	—	14,635
Marathon Oil Corp	Common Stock	—	14,881
Marathon Oil Corp	Common Stock	—	15,405
Marvell Technology Group	Common Stock	—	24,604
Microsoft Corp	Common Stock	—	8,851
Microsoft Corp	Common Stock	—	19,821
Microsoft Corp	Common Stock	—	20,664
Monsanto Co	Common Stock	—	5,006
Morgan Stanley	Common Stock	—	6,542
Morgan Stanley	Common Stock	—	15,200
New Corp Cl	Common Stock	—	21,772
Newfield Exploration Co	Common Stock	—	8,243
Newmont Mining Corp	Common Stock	—	13,393
News Corp Cl	Common Stock	—	12,578
Nexen Inc	Common Stock	—	9,122
Noble Energy	Common Stock	—	28,359
Northrop Grumman Corp	Common Stock	—	19,926
Novartis Ag	Common Stock	—	12,297
NVR Inc	Common Stock	—	6,922
Occidental Petroleum	Common Stock	—	23,909
Office Depot Inc	Common Stock	—	2,902
Oracle Corp	Common Stock	—	31,506
Parker Hannifin Corp	Common Stock	—	13,323
Pepisco Inc	Common Stock	—	14,906
Pfizer Inc	Common Stock	—	20,244
Pfizer Inc	Common Stock	—	25,939
Potash Corp of Saskatche	Common Stock	—	17,617
Raytheon Company	Common Stock	—	3,113
Rovi Corp	Common Stock	—	6,745

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

	Royal Caribbean Cruises Ltd	Common Stock	—	5,650
	Safeway Inc	Common Stock	—	10,178
	Sara Lee Corp	Common Stock	—	7,800
	Schlumberger Ltd	Common Stock	—	70,577
	Smithfield Foods Inc	Common Stock	—	7,318
	Southwest Airlines	Common Stock	—	14,593
	Southwestern Energy Co	Common Stock	—	24,550
	Stanley Black & Decker	Common Stock	—	14,284
	Starbucks Corp	Common Stock	—	11,852
*	State Street Corp	Common Stock	—	15,182
	Suncor Energy	Common Stock	—	16,802
	Sunoco Inc	Common Stock	—	14,869
	Symantec Corp	Common Stock	—	13,987
	Target Corp	Common Stock	—	8,518
	Teva Pharmaceuticals	Common Stock	—	26,209
	Texas Instruments Inc	Common Stock	—	11,452
	Time Warner Cable	Common Stock	—	16,030
	Time Warner Inc	Common Stock	—	3,298
	Time Warner Inc	Common Stock	—	14,976
	Travelers Cos	Common Stock	—	10,833
	Tyco Electronics	Common Stock	—	9,011
	United Parcel Service	Common Stock	—	34,664
	Valero Energy Corp	Common Stock	—	10,436
	Vertex Pharmaceuticals	Common Stock	—	12,839
	Viacom Inc	Common Stock	—	6,582
	Visa Inc	Common Stock	—	5,234
	Visa Inc	Common Stock	—	12,193
	Vodafone Group	Common Stock	—	9,438
	Wal Mart Stores Inc	Common Stock	—	19,131
	Walt Disney Co	Common Stock	—	26,655
	Wells Fargo & Co	Common Stock	—	28,924
	XL Group PLC	Common Stock	—	4,216

	Common Stock			$8,542,971

** U.S Government and Government Agency Issues:

	Fed HM LN Pool A37176	5.0% 01 Sep 2035	—	7,082
	Fed HM LN Pool A46049	5.0% 01 Jul 2035	—	5,657
	Fed HM LN Pool C48827	6.0% 01 Mar 2031	—	148
	Fed HM LN Pool G12334	5.0% 01 Sep 2021	—	3,425
	Federal Home LN Mtg	5.0% 15 Dec 2023	—	41
	Federal Home LN Mtg	5.0% 15 Sep 2018	—	154
	Federal Home LN Mtg	5.0% 15 Mar 2019	—	915
	Federal Home LN Mtg	5.0% 15 Jan 2030	—	1,752
	FNMA Pool 256398	6.0% 01 Sep 2021	—	742
	FNMA Pool 323887	6.0% 01 Dec 2013	—	414
	FNMA Pool 581043	6.0% 01 May 2016	—	272
	FNMA Pool 615005	6.0% 01 Dec 2016	—	477

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

	FNMA Pool 694448	5.5% 01 Apr 2033	—	4,898
	FNMA Pool 725690	6.0% 01 Aug 2034	—	3,614
	FNMA Pool 745418	5.5% 01 Apr 2036	—	2,195
	FNMA Pool 748115	6.0% 01 Oct 2033	—	1,099
	FNMA Pool 815316	5.5% 01 May 2035	—	6,274
	FNMA Pool 822979	5.5% 01 Apr 2035	—	5,954
	FNMA Pool 885504	6.0% 01 Jun 2021	—	2,113
	FNMA Pool 888102	5.5% 01 May 2036	—	343
	FNMA Pool 902793	6.5% 01 Nov 2036	—	3,031
	FNMA Pool AB1149	5.0% 01 Jun 2040	—	14,874
	Mexico St	8.0% 17 Dec 2015	—	1,395
	United States Treas NTS	0.875% 28 Feb 2011	—	20,155
	United States Treas NTS	1.125% 15 Dec 2011	—	48,337
	US Treasury N/B	4.375% 15 May 2040	—	7,514
	US Treasury N/B	4.5% 15 Aug 2039	—	7,912
	US Treasury N/B	3.375% 15 Nov 2019	—	8,163
	US Treasury N/B	1.375% 15 Sep 2012	—	36,299
	US Treasury N/B	1.0% 31 Dec 2011	—	38,271

	U.S Government and Government Agency Issues			$233,520

** Corporate and Other Obligations:

	Abu Dhabi Natl Energy	7.25% 01 Aug 2018	—	4,078
	AES Corp	7.75% 15 Oct 2015	—	1,842
	AES Corp	8.0% 15 Oct 2017	—	2,068
	AESP Funding II LLC	5.68% 20 Feb 2014	—	2,465
	Agilent Technologies Inc	6.5% 01 Nov 2017	—	5,929
	Albertson’s Inc	6.625% 01 Jun 2028	—	201
	Albertson’s Inc	7.5% 15 Feb 2011	—	2,995
	Alcoa Inc	5.95% 01 Feb 2011	—	1,617
	Alcoa Inc	6.15% 15 Aug 2020	—	3,840
	Ally Financial Inc	6.25% 01 Dec 2017	—	3,221
	Alta Wind Holdings	7.0% 30 Jun 2035	—	2,393
	Altria Group Inc	9.25% 06 Aug 2019	—	826
	Altria Group Inc	9.95% 10 Nov 2038	—	5,674
	American Tower Corp	4.625% 01 Apr 2015	—	1,731
	American Tower Corp	4.5% 15 Jan 2018	—	2,395
	Anheuser Busch Cos	4.95% 15 Jan 2014	—	248
	Anheuser Busch Cos	6.5% 01 May 2042	—	1,674
	Anheuser Busch InBev	4.125% 15 Jan 2015	—	6,604
	ArcelorMittal	3.75% 05 Aug 2015	—	8,120
	AT&T Corp	6.5% 15 Mar 2029	—	240
	Ball Corp	6.75% 15 Sep 2020	—	1,027
*	Banc Amer Coml Mtg	1.0% 10 Apr 2049	—	1,803
*	Bank Amer Corp	4.75% 15 Aug 2013	—	2,571
*	Bank of America Credit Card	1.0% 15 Jan 2016	—	888
*	Bank of America Credit Card	1.0% 16 Jun 2014	—	1,078
	Bank One Issuance Trust	4.77% 16 Feb 2016	—	1,278

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

Barclays Bank PLC	5.0% 22 Sep 2016	—	2,435
Barclays Bank PLC	5.2% 10 Jul 2014	—	2,485
Bear Stearns Coml Mtg	1.0% 11 Jun 2040	—	2,148
Bemis Company Inc	5.65% 01 Aug 2014	—	680
Biomed Realty LP	6.125% 15 Apr 2020	—	1,093
Bottling Group LLC	5.125% 15 Jan 2019	—	1,883
BP Capital Markets	4.5% 01 Oct 2020	—	5,911
Brocade Communications	6.875% 15 Jan 2020	—	551
Brocade Communications	6.625% 15 Jan 2018	—	1,695
Camden PPTY Tr	5.0% 15 Jun 2015	—	304
Camden PPTY Tr	5.375% 15 Dec 2013	—	308
Cameron Intl Corp	6.375% 15 Jul 2018	—	140
Cameron Intl Corp	7.0% 15 Jul 2038	—	490
Canadian Pacific RR Co	7.25% 15 May 2019	—	1,163
Capital One Multi Asset	1.0% 15 Jul 2020	—	1,218
Case New Holland Inc	7.75% 01 Sep 2013	—	742
CBS Corp	5.75% 15 Apr 2020	—	1,528
CC Holdings GS	7.75% 01 May 2017	—	2,137
CD	5.322% 11 Dec 2049	—	6,559
CF Industries Holdings	6.875% 01 May 2018	—	923
Chesapeake Energy Corp	6.5% 15 Aug 2017	—	173
Chesapeake Energy Corp	7.625% 15 Jul 2013	—	1,434
Chevron Phillips Chemical	7.0% 15 Jun 2014	—	2,191
Cincinnati Bell Inc	8.75% 15 Mar 2018	—	1,780
CIT Equip Coll	6.59% 22 Dec 2014	—	1,871
Citibank Credit Card Issuance	6.3% 20 Jun 2014	—	7,789
Citigroup Coml Mtg	5.431% 15 Oct 2049	—	614
Citigroup Inc	5.0% 15 Sep 2014	—	5,058
Citizens Communications Co	7.875% 15 Jan 2027	—	3,203
Colorado Intst Gas Co	6.8% 15 Nov 2015	—	199
Colorado Intst Gas Co	5.95% 15 Mar 2015	—	263
Columbia HCA Healthcare Corp	7.58% 15 Sep 2025	—	106
Columbia HCA Healthcare Corp	7.5% 15 Dec 2023	—	264
Columbia HCA Healthcare Corp	7.69% 15 Jun 2025	—	497
Comcast Corp	6.45% 15 Mar 2037	—	1,168
Comcast Corp	6.95% 15 Aug 2037	—	1,900
Comcast Corp	6.4% 01 Mar 2029	—	1,948
Comcast Corp	6.4% 15 May 2038	—	2,336
Comcast Corp	5.65% 15 Jun 2035	—	2,995
Comm Mtg Tr	1.0% 10 Dec 2049	—	619
Comm Mtg Tr	5.736% 10 Dec 2049	—	2,796
Contl Airlines	5.983% 19 Oct 2023	—	3,512
Corning Inc	6.85% 01 Mar 2029	—	191
Corning Inc	7.25% 15 Aug 2036	—	786
Covidien Intl	6.0% 15 Oct 2017	—	3,033
Credit Suisse Coml Mtg	1.0% 15 Sep 2040	—	5,434
Credit Suisse NY	6.0% 15 Feb 2018	—	3,701
Crown Castle Towers LLC	3.214% 15 Aug 2035	—	1,133
Crown Castle Towers LLC	4.523% 15 Jan 2035	—	1,255

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

CSC Hldgs Inc	8.5% 15 Apr 2014	—	1,580
CSC Hldgs Inc	7.875% 15 Feb 2018	—	1,984
Delta Air Lines	1.0% 10 Aug 2022	—	2,775
Deutsche Telekom Int	4.875% 08 Jul 2014	—	2,782
Discover Card Master Trust	1.0% 16 Oct 2014	—	3,211
Duke Energy Co	6.25% 15 Jan 2012	—	364
Eastman Chemical Co	4.5% 15 Jan 2021	—	2,368
Echostar DBS Corp	7.0% 01 Oct 2013	—	3,316
Embarq Corp	7.995% 01 Jun 2036	—	9,924
Enel Fin Intl	6.25% 15 Sep 2017	—	4,184
EQT Corp	8.125% 01 Jun 2019	—	1,124
Equifax Inc	7.0% 01 Jul 2037	—	1,942
ERAC USA Fin Co	7.0% 15 Oct 2017	—	124
ERAC USA Fin Co	6.375% 15 Oct 2017	—	7,727
ERP OPER Ltd Partnership	5.75% 15 Jun 2017	—	441
Expedia Inc	5.95% 15 Aug 2020	—	2,428
Express Scripts Inc	7.25% 15 Jun 2019	—	409
Fidelity National Inform	7.875% 15 Jul 2020	—	547
Florida Gas Transmission Co	7.9% 15 May 2019	—	626
Ford Motor Company	7.45% 16 Jul 2031	—	2,958
Ford Motor Company	7.0% 15 Apr 2015	—	8,036
GCCFC 2006 GG7	1.0% 10 Jul 2038	—	628
General Elec Cap Corp	2.8% 08 Jan 2013	—	3,528
General Elec Cap Corp	3.75% 14 Nov 2014	—	5,054
Georgia Pac Corp	8.875% 15 May 2031	—	71
Georgia Pac Corp	8.0% 15 Jan 2024	—	131
Georgia Pac Corp	7.375% 01 Dec 2025	—	1,491
Georgia Pac Corp	7.25% 01 Jun 2028	—	2,304
Georgia Pac Corp	7.75% 15 Nov 2029	—	2,402
GMAC Inc	6.875% 28 Aug 2012	—	878
GMAC Inc	6.625% 15 May 2012	—	1,432
GMAC Inc	6.875% 28 Aug 2012	—	2,220
Goldman Sachs Group Inc	6.125% 15 Feb 2033	—	366
Goldman Sachs Group Inc	5.375% 15 Mar 2020	—	1,248
Goldman Sachs Group Inc	5.95% 18 Jan 2018	—	2,184
Goldman Sachs Group Inc	5.625% 15 Jan 2017	—	3,832
Goldman Sachs Group Inc	6.75% 01 Oct 2037	—	4,646
Greenwich Mtg Tr	5.444% 10 Mar 2039	—	10,000
Hasbro Inc	6.125% 15 May 2014	—	749
Hasbro Inc	6.3% 15 Sep 2017	—	1,173
HCA Inc	6.5% 15 Feb 2016	—	3,261
Hertz Vehicle Financing LLC	4.26% 25 Mar 2014	—	4,815
Hess Corp	7.0% 15 Feb 2014	—	982
Hewlett Packard Co	4.75% 02 Jun 2014	—	3,277
Home Depot Inc	5.4% 01 Mar 2016	—	322
Hospira Inc	6.05% 30 Mar 2017	—	2,191
Incitec Pivot Fin LLC	6.0% 10 Dec 2019	—	1,178
Ingersoll Rand Global Hldg	6.875% 15 Aug 2018	—	2,317
International Paper Co	7.95% 15 Jun 2018	—	3,080

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

Jabil Circuit Inc	5.625% 15 Dec 2020	—	1,300
JP Morgan Chase Coml Mtg	1.0% 12 Feb 2049	—	794
JP Morgan Chase Coml Mtg	5.44% 12 Jun 2047	—	1,507
JP Morgan Chase Coml Mtg	1.0% 15 Apr 2045	—	1,510
JP Morgan Chase Coml Mtg	1.0% 15 Jun 2049	—	2,407
JP Morgan Chase Coml Mtg	5.42% 15 Jul 2049	—	16,632
JPMorgan Chase & Co	3.7% 20 Jan 2015	—	7,858
Kraft Foods Inc	6.5% 01 Nov 2031	—	832
Kraft Foods Inc	6.5% 11 Aug 2017	—	3,080
Kraft Foods Inc	2.625% 08 May 2013	—	4,555
LB UBS Coml Mtg	1.0% 15 Mar 2039	—	4,760
Life Technologies Corp	4.4% 01 Mar 2015	—	1,375
Lilly Eli & Co	4.2% 06 Mar 2014	—	3,268
Marathon Oil Corp	6.5% 15 Feb 2014	—	2,202
MBNA Credit Card Master Note	1.0% 16 Aug 2021	—	2,694
McDonalds Corp Medium Note	5.0% 01 Feb 2019	—	755
McKesson Corp	6.5% 15 Feb 2014	—	1,293
Medco Health Solutions	4.125% 15 Sep 2020	—	1,391
Merrill Lynch & Co Inc	5.45% 05 Feb 2013	—	243
Merrill Lynch & Co Inc	6.875% 25 Apr 2018	—	818
Merrill Lynch & Co Inc	6.11% 29 Jan 2037	—	1,765
Merrill Lynch & Co Inc	6.4% 28 Aug 2017	—	4,318
Merrill Lynch & Co Inc	5.0% 15 Jan 2015	—	5,091
ML CFC Coml Mtg	1.0% 12 Mar 2051	—	293
ML CFC Coml Mtg	5.172% 12 Dec 2049	—	2,084
Morgan Stanley	5.45% 09 Jan 2017	—	1,670
Morgan Stanley	5.375% 15 Oct 2015	—	1,994
Morgan Stanley	5.55% 27 Apr 2017	—	2,996
Morgan Stanley	4.75% 01 Apr 2014	—	7,599
Nabors Industries	6.15% 15 Feb 2018	—	184
Nabors Industries	9.25% 15 Feb 2019	—	6,572
Newmont Mining Corp	5.875% 01 Apr 2035	—	1,383
News Amer Inc	6.15% 01 Mar 2037	—	3,418
Nextel Communications	7.375% 01 Aug 2015	—	1,094
Nextel Communications	6.875% 31 Oct 2013	—	1,442
Nextel Communications	5.95% 15 Mar 2014	—	2,430
NGN 2010 R3	1.0% 08 Dec 2020	—	12,410
NiSource Finance Corp	5.45% 15 Sep 2020	—	1,363
NiSource Finance Corp	6.125% 01 Mar 2022	—	1,735
Norfolk Southern Corp	5.75% 15 Jan 2016	—	3,555
Omnicare Inc	7.75% 01 Jun 2020	—	1,837
Oneok Partners LP	8.625% 01 Mar 2019	—	3,158
Orcale Corp	5.0% 08 Jul 2019	—	4,806
Owens Corning New	7.0% 01 Dec 2036	—	1,185
Penny JC Inc	6.875% 15 Oct 2015	—	1,211
Petrobras Intl Fin	5.875% 01 Mar 2018	—	9,127
PNC Funding Corp	3.625% 08 Feb 2015	—	7,554
Pride International Inc	8.5% 15 Jun 2019	—	1,047
QEP Resources Inc	6.875% 01 Mar 2021	—	1,993

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

Quest Diagnostics Inc	4.75% 30 Jan 2020	—	1,297
Qwest Corp	6.5% 01 Jun 2017	—	8,938
Reynolds Amern Inc	7.25% 15 Jun 2037	—	3,589
Rowan Companies Inc	5.0% 01 Sep 2017	—	1,393
Royal BK of Scotland	4.875% 16 Mar 2015	—	5,472
RPM International Inc	6.125% 15 Oct 2019	—	1,716
Snap On Inc	4.25% 15 Jan 2018	—	1,328
Southern Nat Gas	7.35% 15 Feb 2031	—	1,655
Sprint Capital Corp	6.875% 15 Oct 2028	—	2,869
Standard Chartered BK	6.4% 26 Sep 2017	—	1,477
Talisman Energy Inc	7.75% 01 Jun 2019	—	426
Talisman Energy Inc	5.85% 01 Feb 2037	—	753
Talisman Energy Inc	6.25% 01 Feb 2038	—	1,843
Telecom Italia CAP	5.25% 15 Nov 2013	—	240
Telecom Italia CAP	6.0% 30 Sep 2034	—	573
Telecom Italia CAP	6.375% 15 Nov 2033	—	1,669
Telefonica Emisiones	5.134% 27 Apr 2020	—	1,994
Tennessee Gas Pipeline Co	7.0% 15 Oct 2028	—	669
Time Warner Cable Inc	5.85% 01 May 2017	—	1,155
Time Warner Cable Inc	6.55% 01 May 2037	—	1,848
Time Warner Inc	6.625% 15 May 2029	—	4,637
Total Capital SA	3.0% 24 Jun 2015	—	7,870
Treehouse Foods Inc	7.75% 01 Mar 2018	—	2,182
Tyco International	4.125% 15 Oct 2014	—	1,769
United Health Group Inc	6.0% 15 Feb 2018	—	3,526
United Parcel Service	3.875% 01 Apr 2014	—	2,758
United STS Stl Corp	6.65% 01 Jun 2037	—	2,851
Unum Group	5.625% 15 Sep 2020	—	1,617
US Steel Corp	7.375% 01 Apr 2020	—	1,828
USG Corp	6.3% 15 Nov 2016	—	1,913
USG Corp	1.0% 15 Jan 2018	—	3,627
Vale Overseas Limited	6.875% 21 Nov 2036	—	2,151
Valero Energy Corp	6.625% 15 Jun 2037	—	7,128
Vodafone Group	6.15% 27 Feb 2037	—	4,064
WAMU 2005	1.0% 25 Mar 2035	—	1,116
Waste Management Inc	6.375% 11 Mar 2015	—	1,441
WellPoint Inc	6.0% 15 Feb 2014	—	3,452
Wells Fargo Mtg Bkd	1.0% 25 Oct 2035	—	4,639
Western Union Co	5.93% 01 Oct 2016	—	3,224
Willis North America Inc	7.0% 29 Sep 2019	—	433
Windstream Corp	8.125% 01 Sep 2018	—	786
World Financial Network	3.96% 15 Apr 2019	—	5,374
Wyndham Worldwide	7.375% 01 Mar 2020	—	4,175
Xerox Corp	6.4% 15 Mar 2016	—	2,126

Corporate and Other Obligations			$554,237

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

** Synthetic Guaranteed Investment Contracts:

	Cash and Cash Equivalents

	Australian Dollar	Cash	—	395
	Lehman Bankruptcy	Cash Collateral	—	(731)
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	12,775
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	137,076
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	318,366
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	24,175

				492,056

	U.S. Government and Government Agency Issues

	Australian Government	6.0% 15 Feb 2017	—	55,250
	Australian Government	4.75% 15 Jun 2016	—	15,833
	California St	5.75% 01 Mar 2017	—	9,816
	California St	5.0% 01 Nov 2037	—	10,237
	Erie City NY	6.0% 01 Jun 2028	—	5,068
	Fannie Mae	1.0% 18 Oct 2012	—	13,661
	Fannie Mae	5.375% 12 Jun 2017	—	26,870
	Fannie Mae	1.0% 17 Sep 2012	—	90,945
	Fannie Mae	2.625% 20 Nov 2014	—	147,119
	Fed HM LN Pool 1N1417	1.0% 01 Feb 2037	—	4,147
	Fed HM LN Pool 1Q0669	1.0% 01 Nov 2037	—	3,903
	Fed HM LN Pool G03205	5.5% 01 Jul 2035	—	6,368
	Fed HM LN PC Pool 1J1214	1.0% 01 Sep 2035	—	645
	Fed HM LN PC Pool A34902	5.5% 01 May 2035	—	29,799
	Fed HM LN PC Pool A92628	5.5% 01 Jun 2040	—	10,008
	Fed HM LN PC Pool A93561	5.5% 01Aug 2040	—	16,716
	Fed HM LN PC Pool A94320	3.5% 01 Oct 2040	—	67,312
	Fed HM LN PC Pool A95312	3.5% 01 Dec 2040	—	9,063
	Fed HM LN PC Pool C03580	3.5% 01 Oct 2040	—	53,943
	Fed HM LN PC Pool E01343	5.0% 01 Apr 2018	—	9,913
	Fed HM LN PC Pool E01377	4.5% 01 May 2018	—	18,858
	Fed HM LN PC Pool G01843	6.0% 01 Jun 2035	—	33,224
	Fed HM LN PC Pool G12743	5.5% 01 Aug 2022	—	10,275
	Fed HM LN PC Pool G18268	5.0% 01 Aug 2023	—	38,928
	Fed Republic of Brazil	8.25% 20 Jan 2034	—	11,832
	Federal Farm Credit Bank	1.0% 12 Oct 2012	—	27,311
	Federal Farm Credit Bank	1.0% 26 Jun 2013	—	56,900
	Federal Farm Credit Bank	1.0% 13 Nov 2012	—	61,434
	Federal Farm Credit Bank	1.0% 20 Sep 2012	—	68,293
	Federal Farm Credit Bank	1.0% 26 Apr 2013	—	120,853
	Federal Home Ln Mtg Corp	4.875% 13 Jun 2018	—	93,192
	Federal Natl MTG Assn	1.0% 25 May 2030	—	38,346
	FHLMC TBA Jan 30	3.5% 01 Dec 2099	—	(130,183)
	FICO Strip	0.01% 08 Aug 2015	—	9,011

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

Financing Corp	0.01% 06 Oct 2015	—	4,065
Financing Corp	0.01% 27 Dec 2018	—	5,729
Financing Corp	0.01% 07 Mar 2019	—	6,090
Financing Corp	0.01% 26 Sep 2019	—	7,056
Financing Corp	10.7% 06 Oct 2017	—	8,042
Financing Corp	9.8% 06 Apr 2018	—	11,583
Financing Corp	0.01% 26 Sep 2014	—	15,430
Financing Corp	0.01% 11 May 2013	—	17,795
Financing Corp	0.01% 27 Dec 2012	—	41,206
Financing Corp	0.01% 03 Feb 2017	—	54,723
Financing Corp	0.01% 30 Nov 2017	—	55,238
FNMA Pool 125420	5.5% 01 May 2011	—	17
FNMA Pool 254088	5.5% 01 Dec 2016	—	1,515
FNMA Pool 254140	5.5% 01 Jan 2017	—	4,403
FNMA Pool 254693	5.5% 01 Apr 2033	—	13,431
FNMA Pool 254722	5.5% 01 May 2018	—	11,733
FNMA Pool 255364	6.0% 01 Sep 2034	—	11,345
FNMA Pool 255765	5.0% 01 Jul 2020	—	3,246
FNMA Pool 256101	5.5% 01 Feb 2036	—	38,379
FNMA Pool 256269	5.5% 01 Jun 2036	—	33,014
FNMA Pool 256925	6.0% 01 Oct 2037	—	38,207
FNMA Pool 323348	8.5% 01 Jun 2012	—	4
FNMA Pool 343347	5.5% 01 Apr 2011	—	161
FNMA Pool 545904	5.5% 01 Sep 2017	—	7,968
FNMA Pool 555541	1.0% 01 Apr 2033	—	1,654
FNMA Pool 722999	5.0% 01 Jul 2018	—	24,385
FNMA Pool 725027	5.0% 01 Nov 2033	—	6,948
FNMA Pool 725222	5.5% 01 Feb 2034	—	16,116
FNMA Pool 725423	5.5% 01 May 2034	—	11,761
FNMA Pool 725424	5.5% 01 Apr 2034	—	5,895
FNMA Pool 725690	6.0% 01 Aug 2034	—	4,298
FNMA Pool 725946	5.5% 01 Nov 2034	—	15,281
FNMA Pool 735141	5.5% 01 Jan 2035	—	22,490
FNMA Pool 735224	5.5% 01 Feb 2035	—	29,428
FNMA Pool 743132	5.0% 01 Oct 2018	—	22,730
FNMA Pool 745275	5.0% 01 Feb 2036	—	52,514
FNMA Pool 745275	5.0% 01 Feb 2036	—	100,230
FNMA Pool 745327	6.0% 01 Mar 2036	—	7,879
FNMA Pool 756363	1.0% 01 Dec 2033	—	4,281
FNMA Pool 831540	6.0% 01 Jun 2036	—	27,846
FNMA Pool 837220	4.5% 01 Aug 2020	—	61,042
FNMA Pool 841068	1.0% 01 Nov 2034	—	10,885
FNMA Pool 844444	5.0% 01 Dec 2035	—	38,321
FNMA Pool 848647	5.5% 01 Jan 2036	—	22,183
FNMA Pool 871117	5.5% 01 Dec 2036	—	31,978
FNMA Pool 871288	6.0% 01 May 2036	—	12,957
FNMA Pool 880611	5.5% 01 Mar 2036	—	14,586
FNMA Pool 880611	5.5% 01 Mar 2036	—	32,786
FNMA Pool 880626	5.5% 01 Apr 2036	—	55,299

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

FNMA Pool 881655	1.0% 01 Mar 2036	—	3,205
FNMA Pool 888521	1.0% 01 Mar 2034	—	7,974
FNMA Pool 888789	5.0% 01 Jul 2036	—	7,625
FNMA Pool 889004	5.073% 01 Aug 2037	—	14,789
FNMA Pool 889040	5.0% 01 Jun 2037	—	17,226
FNMA Pool 889190	6.0% 01 Mar 2038	—	2,779
FNMA Pool 889361	6.0% 01 Mar 2038	—	21,427
FNMA Pool 889369	6.0% 01 Feb 2038	—	27,049
FNMA Pool 889544	5.5% 01 May 2038	—	21,592
FNMA Pool 889579	6.0% 01 May 2038	—	6,110
FNMA Pool 889750	6.0% 01 May 2038	—	8,968
FNMA Pool 902397	1.0% 01 Nov 2036	—	3,309
FNMA Pool 929841	6.0% 01 Aug 2038	—	1,142
FNMA Pool 930612	4.5% 01 Feb 2039	—	8,546
FNMA Pool 931745	5.0% 01 Aug 2024	—	124,356
FNMA Pool 935873	5.5% 01 Apr 2040	—	21,729
FNMA Pool 965306	6.0% 01 Sep 2038	—	21,151
FNMA Pool 970966	5.5% 01 Jan 2039	—	16,028
FNMA Pool 981043	6.5% 01 Apr 2038	—	59,830
FNMA Pool 983284	5.5% 01 May 2038	—	41,932
FNMA Pool 984773	5.5% 01 Jun 2038	—	8,347
FNMA Pool 987094	5.5% 01 Sep 2038	—	24,374
FNMA Pool 995018	5.5% 01 Jun 2038	—	93,362
FNMA Pool 995051	6.0% 01 Mar 2037	—	51,268
FNMA Pool AA4302	4.0% 01 Apr 2039	—	12,897
FNMA Pool AA6450	4.5% 01 Sep 2040	—	60,536
FNMA Pool AB1388	4.5% 01 Aug 2040	—	8,982
FNMA Pool AC8568	4.5% 01 Jan 2040	—	70,186
FNMA Pool AD4384	5.5% 01 May 2040	—	11,579
FNMA Pool AD4855	5.5% 01 Apr 2040	—	13,721
FNMA Pool AD5026	4.0% 01 Sep 2040	—	6,834
FNMA Pool AD5329	5.5% 01 Jun 2040	—	10,532
FNMA Pool AD6374	5.0% 01 May 2040	—	60,408
FNMA Pool AD6876	4.5% 01 Sep 2040	—	4,562
FNMA Pool AD7112	5.5% 01 Jul 2040	—	19,865
FNMA Pool AD8326	5.5% 01 Jul 2040	—	29,186
FNMA Pool AD8529	4.5% 01 Aug 2040	—	27,391
FNMA Pool AD8817	5.5% 01 Jun 2040	—	16,951
FNMA Pool AD9172	5.5% 01 Aug 2040	—	18,685
FNMA Pool AE0440	6.5% 01 Jun 2039	—	39,559
FNMA Pool AE0480	6.0% 01 Jul 2039	—	6,171
FNMA Pool AE1428	4.5% 01 Aug 2040	—	45,626
FNMA Pool AE4705	4.0% 01 Sep 2040	—	7,821
FNMA Pool AE4995	4.0% 01 Nov 2040	—	13,613
FNMA Pool AE6984	4.0% 01 Oct 2040	—	9,787
FNMA Pool AE7223	4.0% 01 Dec 2040	—	45,344
FNMA Pool AE7573	4.0% 01 Nov 2040	—	1,954
FNMA Pool AE8032	4.0% 01 Nov 2040	—	8,552
FNMA Pool MA0006	4.0% 01 Mar 2039	—	6,559

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

FNMA TBA Feb30 YR	4.0% 01 Dec 2099	—	112,915
FNMA TBA Jan 15	4.0% 01 Dec 2099	—	187,579
FNMA TBA Jan 30	5.0% 01 Dec 2099	—	—
FNMA TBA Jan 30	5.5% 01 Dec 2099	—	—
FNMA TBA Jan 30	6.0% 01 Dec 2099	—	—
FNMA TBA Jan 30	4.5% 01 Dec 2099	—	93,476
FNMA TBA Single Fam	6.0% 01 Dec 2099	—	(37,696)
FNMA TBA Single Fam	6.0% 01 Dec 2099	—	15,449
FNMA TBA Single Fam	4.0% 01 Dec 2099	—	32,612
Freddie Mac	1.0% 15 Dec 2029	—	982
Freddie Mac	3.75% 27 Mar 2019	—	99,106
GNMA I TBA Jan 30	6.5% 01 Dec 2099	—	—
Illinois St	4.421% 10 Jan 2015	—	11,484
Illinois St	4.421% 01 Jan 2015	—	11,484
Illinois St	3.321% 01 Jan 2013	—	50,216
Irvine Ranch California	2.605% 15 Mar 2014	—	32,494
Kentucky ST PPTY	5.373% 01 Nov 2025	—	6,439
New York NY City Transitional	4.905% 01 Nov 2024	—	2,148
New York NY City Transitional	4.725% 01 Nov 2023	—	2,152
New York NY City Transitional	5.075% 01 Nov 2025	—	2,153
Ontario Prov CDA	4.1% 16 Jun 2014	—	20,536
Ontario Prov CDA	4.5% 03 Feb 2015	—	29,847
Quebec Prov CDA	4.6% 26 May 2015	—	29,740
Republic of Peru	7.125% 30 Mar 2019	—	14,012
Republic of Poland	6.375% 15 Jul 2019	—	1,020
Republic of Poland	3.875% 16 Jul 2015	—	9,974
Resolution FDG FBE	0.01% 15 Jan 2014	—	8,265
Resolution FDG FBE	0.01% 15 Apr 2015	—	18,129
Resolution FDG FBE	0.01% 15 Jan 2017	—	19,289
Russian FedN	1.0% 31 Mar 2030	—	5,150
Small Business Admin	7.06% 01 Nov 2019	—	2,697
Small Business Admin	7.19% 01 Dec 2019	—	5,048
Small Business Admin	5.68% 01 Jun 2028	—	21,802
Tobacco Settlement Fin Corp	5.875% 15 May 2039	—	6,509
Tobacco Settlement Iowa	6.5% 01 Jun 2023	—	1,872
United States Treasury NTS	2.75% 15 Feb 2019	—	19,777
United States Treasury NTS	4.875% 31 Jul 2011	—	94,564
United States Treasury	0.01% 16 Jun 2011	—	2,275
United States Treasury	0.179% 26 May 2011	—	20,476
United States Treasury	0.133% 13 Jan 2011	—	38,705
United States Treasury	0.01% 17 Mar 2011	—	86,486
United States Treasury	0.01% 13 Jan 2011	—	757,916
United States Treasury BDS	8.125% 15 Aug 2019	—	38,064
United States Treasury BDS	8.75% 15 Aug 2020	—	49,888
United States Treasury Bills	0.174% 02 Jun 2011	—	2,275
United States Treasury Bills	0.01% 31 Dec 2030	—	4,552
United States Treasury Bills	0.119% 06 Jan 2011	—	13,661
United States Treasury Bills	0.186% 02 Jun 2011	—	47,776
United States Treasury Bills	0.01% 20 Jan 2011	—	77,392

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

United States Treasury N/B	2.75% 30 Nov 2016	—	53,450
United States Treasury N/B	3.25% 31 Dec 2016	—	76,318
United States Treasury N/B	3.125% 15 May 2019	—	112,739
United States Treasury N/B	3.375% 15 Nov 2019	—	151,078
United States Treasury NTS	2.75% 15 Feb 2019	—	2,247
United States Treasury NTS	3.75% 15 Nov 2018	—	7,265
United States Treasury NTS	2.375% 31 Mar 2016	—	27,667
United States Treasury NTS	3.0% 31 Aug 2016	—	30,727
United States Treasury NTS	1.875% 31 Aug 2017	—	34,775
United States Treasury NTS	2.625% 29 Feb 2016	—	359,857
United States Treasury NTS	2.75% 15 Feb 2019	—	320,710
US Treasury BDS	6.125% 15 Nov 2027	—	2,860
US Treasury N/B	7.875% 15 Feb 2021	—	3,176
US Treasury N/B	1.0% 30 Apr 2012	—	24,329
US Treasury N/B	4.375% 15 Nov 2039	—	25,063
US Treasury N/B	3.375% 15 Nov 2019	—	39,513
US Treasury N/B	1.875% 31 Aug 2017	—	56,292
US Treasury N/B	2.75% 31 May 2017	—	60,411
US Treasury N/B	5.375% 15 Feb 2031	—	68,172
US Treasury N/B	2.250% 31 Jan 2015	—	68,248
US Treasury N/B	2.5% 31 Mar 2015	—	76,591
US Treasury N/B	2.375% 31 Aug 2014	—	97,057
US Treasury N/B	1.75% 31 Jul 2015	—	97,135
US Treasury N/B	4.875% 31 May 2011	—	115,782
US Treasury N/B	0.75% 31 May 2012	—	166,427
US Treasury N/B	1.75% 15 Apr 2013	—	181,436
US Treasury N/B	3.625% 15 Feb 2020	—	213,604
US Treasury N/B	1.125% 30 Jun 2011	—	251,944
US Treasury N/B	1.0% 31 Aug 2011	—	254,226
US Treasury N/B	3.625% 15 Feb 2020	—	286,145
US Treasury N/B	2.125% 31 May 2015	—	298,388
US Treasury N/B	1.375% 15 Sep 2012	—	817,317
US Treasury NTS	1.125% 15 Dec 2011	—	10,093
US Treasury NTS	3.0% 15 Jul 2012	—	42,065
WI Treasury Sec	1.875% 30 Sep 2017	—	6,504
WI Treasury Sec	1.25% 15 Jul 2020	—	42,081
WI Treasury Sec	2.125% 31 Dec 2015	—	51,500
WI Treasury Sec	0.875% 31 May 2011	—	83,911
WI Treasury Sec	0.01% 27 Jan 2011	—	100,150
WI Treasury Sec	1.375% 15 Feb 2013	—	152,072

			10,180,477

Corporate and Other Obligations

ACE Ina Hldg Inc	5.6% 15 May 2015	—	4,641
Aetna Inc	6.0% 15 Jun 2016	—	3,245
AFLAC Inc	3.45% 15 Aug 2015	—	1,850
Agilent Technologies Inc	5.0% 15 Jul 2020	—	1,664

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

	Agilent Technologies Inc	6.5% 01 Nov 2017	—	12,744
	Alcoa Inc	6.75% 15 Jul 2018	—	3,101
	Alcoa Inc	6.15% 15 Aug 2020	—	17,535
	Allied Waste North Amer Inc	7.125% 15 May 2016	—	3,375
	Allied World Assurn Co	7.5% 01 Aug 2016	—	4,159
	Allstate Corp	5.0% 15 Aug 2014	—	11,188
	Allstate Life GBL FDG	5.375% 30 Apr 2013	—	13,264
	Altria Group Inc	9.25% 06 Aug 2019	—	9,805
	Altria Group Inc	9.7% 10 Nov 2018	—	18,773
	Altria Group Inc	9.7% 10 Nov 2018	—	28,684
	Amer Express Credit Co	5.125% 25 Aug 2014	—	6,260
	Ameren Corporation	8.875% 15 May 2014	—	5,380
	America Movil SAB	5.0% 30 Mar 2020	—	9,703
	America Movil SAB	3.625% 30 Mar 2015	—	16,739
	American Express Bk	5.5% 16 Apr 2013	—	6,135
	American Express Bk	5.55% 17 Oct 2012	—	9,741
	American Express Centurion Bk	5.55% 17 Oct 2012	—	14,003
	American Express Co	7.25% 20 May 2014	—	6,355
	American Express Co	5.5% 12 Sep 2016	—	8,879
	American Express Co	6.15% 28 Aug 2017	—	13,987
	American Express Cr Corp	7.3% 20 Aug 2013	—	11,674
	American Intl Group	3.65% 15 2014	—	12,505
	American Tower Corp	5.05% 01 Sep 2020	—	8,620
	American Tower Corp	4.5% 15 Jan 2018	—	21,441
	American Transmission	5.25% 15 Jan 2022	—	4,201
	Ameriprise Financial Inc	5.3% 15 Mar 2020	—	5,749
	Amvescap PLC	5.375% 15 Dec 2014	—	3,675
	Anadarko Petroleum Corp	5.95% 15 Sep 2016	—	1,883
	Anglo American Capital	9.375% 08 Apr 2019	—	10,872
	Anheusher Busch Cos	5.05% 15 Oct 2016	—	34,526
	Aon Corp	3.5% 30 Sep 2015	—	11,048
	ArcelorMittal	6.125% 01 Jun 2018	—	8,976
	ArcelorMittal USA	6.5% 15 Apr 2014	—	4,962
	Asciano Finance	3.125% 23 Sep 2015	—	10,616
	Assurant Inc	5.625% 15 Feb 2014	—	4,907
	AT&T Corp	7.3% 15 Nov 2011	—	10,823
	AT&T Inc	5.8% 15 Feb 2019	—	10,507
	AT&T Inc	5.8% 15 Feb 2019	—	37,672
	Autozone Inc	5.75% 15 Jan 2015	—	12,777
	Baker Hughes Inc	6.5% 15 Nov 2013	—	4,535
	Banc Coml Mtg	5.334% 10 Sep 2045	—	15,298
	Banc Coml Mtg	5.414% 10 Sep 2047	—	40,151
*	Bank Amer Coml Mtg	5.492% 10 Feb 2051	—	15,241
*	Bank Amer Corp	5.75% 01 Dec 2017	—	26,062
*	Bank Amer FDG Corp	5.65% 01 May 2018	—	3,141
*	Bank Amer FDG Corp	1.0% 25 May 2035	—	5,597
*	Bank Amer FDG Corp	5.65% 01 May 2018	—	21,751
*	Bank Amer NA	6.1% 15 Jun 2017	—	7,612
*	Bank of America Corp	7.625% 01 Jun 2019	—	4,457

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

*	Bank of America Corp	5.42% 15 Mar 2017	—	6,769
*	Bank of America Corp	7.375% 15 May 2014	—	12,148
*	Bank of America Corp	5.49% 15 Mar 2019	—	19,988
*	Bank of America Corp	5.625% 01 Jul 2020	—	25,301
*	Bank of America Credit	1.0% 16 Dec 2013	—	23,233
	Barclays Banks PLC	5.125% 08 Jan 2020	—	11,626
	Barclays Banks PLC	5.0% 22 Sep 2016	—	18,311
	BayView Fincl Secs Co	5.208% 28 Apr 2039	—	7,475
	BayView Finl Secs	1.0% 28 Dec 2035	—	1,152
	Bear Stearns	5.3% 30 Oct 2015	—	19,766
	Bear Stearns Alt A	1.0% 25 Jan 2047	—	3,243
	Bear Stearns ARM	1.0% 25 Aug 2033	—	3,383
	Bear Stearns Coml Mtg	1.0% 11 Sep 2038	—	6,335
	Bear Stearns Coml Mtg	1.0% 11 Jun 2040	—	24,657
	Bear Stearns Coml Mth Secs	5.518% 11 Sep 2041	—	3,104
	Bear Stearns Coml Mth Secs	5.533% 12 Oct 2041	—	5,023
	Bear Stearns Coml Mth Secs	4.24% 13 Aug 2039	—	5,336
	Bear Stearns Coml Mth Secs	1.0% 11 Sep 2038	—	5,505
	Bear Stearns Coml Mth Secs	1.0% 12 Apr 2038	—	9,774
	Bear Stearns Coml Mth Secs	1.0% 11 Sep 2042	—	9,859
	Bear Stearns Cos	5.55% 22 Jan 2017	—	8,107
	Bear Stearns Cos Inc	7.25% 01 Feb 2018	—	44,519
	Bear Stearns Tr	5.540% 11 Sep 2041	—	16,738
	Berkshire Hathaway Fin Corp	5.4% 15 May 2018	—	14,487
	BHP Fin USA Ltd	7.25% 01 Mar 2016	—	6,484
	Boeing Co	5.125% 15 Feb 2013	—	11,213
	Boston PPTYS Ltd	6.25% 15 Jan 2013	—	1,812
	Boston PPTYS Ltd	5.625% 15 Apr 2015	—	3,237
	Boston PPTYS Ltd	5.0% 01 Jun 2015	—	4,151
	BP Capital Markets	3.125% 01 Oct 2015	—	25,141
	BP Capital Markets	4.5% 01 Oct 2020	—	15,899
	BP Capital Markets	3.125% 01 Oct 2015	—	22,752
	Bunge Ltd	5.875% 15 May 2013	—	2,803
	Bunge Ltd	8.5% 15 Jun 2019	—	6,701
	Burlington North Santa Fe	7.0% 01 Feb 2014	—	7,676
	Canadian PAC Ry Co	6.5% 15 May 2018	—	1,580
	Capital One Bank	8.8% 15 Jul 2019	—	14,283
	Capital One Financial	7.375% 23 May 2014	—	15,156
	Capital One FNL Corp	5.25% 21 Feb 2017	—	9,010
	Capital One Multi Asset	1.0% 15 Mar 2017	—	12,951
	Capital One Multi Asset	5.05% 15 Feb 2016	—	17,877
	Carmax Auto Owner Trust	1.410% 16 Feb 2016	—	21,029
	Carolina PWR & LT	6.5% 15 Jul 2012	—	15,768
	Caterpillar Financial	7.15% 15 Feb 2019	—	12,039
	CBS Corp	4.3% 15 Feb 2021	—	1,513
	CBS Corp	5.75% 15 Apr 2020	—	3,508
	CBS Corp	8.875% 15 May 2019	—	9,309
	CBS Corp	8.875% 15 May 2019	—	14,895
	CD MTG	5.322% 11 Dec 2049	—	33,039

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

Cellco Part/Veri Wireless	5.55% 01 Feb 2014	—	9,289
Chase Issuance Trust	1.0% 16 Jun 2014	—	29,392
Chubb Corp	5.75% 15 May 2018	—	10,119
Cigna Corp	5.125% 15 Jun 2020	—	3,658
Cincinnati Finl Corp	6.125% 01 Nov 2034	—	2,685
Cincinnati Finl Corp	6.920% 15 May 2028	—	14,894
Cisco Systems	2.9% 17 Nov 2014	—	36,134
Citgroup Inc	6.01% 15 Jan 2015	—	44,834
Citibank Credit Card	2.25% 23 Dec 2014	—	25,020
Citifinancial Mtg Secs	3.36% 25 Jan 2033	—	1,624
Citigroup Coml MTG	5.431% 15 Oct 2049	—	5,593
Citigroup Inc	5.5% 11 Apr 2013	—	4,849
Citigroup Inc	5.3% 07 Jan 2016	—	6,769
Citigroup Inc	6.5% 19 Aug 2013	—	7,000
Citigroup Inc	5.5% 15 Feb 2017	—	12,364
Citigroup Inc	5.5% 11 Apr 2013	—	12,961
Citigroup Inc	5.375% 09 Aug 2020	—	15,897
Citigroup Inc	5.85% 02 Jul 2013	—	26,048
Citigroup Inc	1.0% 05 May 2011	—	56,011
Citigroup Inc	6.125% 21 Nov 2017	—	64,873
Citigroup Mtg Ln	1.0% 25 May 2037	—	576
Cleveland Elec Illum Co	5.7% 01 Apr 2017	—	9,745
Clorox Co	5.95% 15 Oct 2017	—	12,066
CNH 2010 A	2.49% 15 Jan 2016	—	29,681
CNH 2010 B	1.74% 17 Jan 2017	—	23,623
Comcast Corp	4.95% 15 Jun 2016	—	4,047
Comcast Corp	6.5% 15 Jan 2017	—	4,593
Comcast Corp	5.15% 01 Mar 2020	—	9,805
Comcast Corp	6.3% 15 Nov 2017	—	12,252
Comcast Corp	4.95% 15 Jun 2016	—	15,822
Comcast Corp	5.85% 15 Nov 2015	—	24,057
Comm Mtg Tr	1.0% 10 Dec 2049	—	18,250
Consolidated Edison Co	5.3% 01 Dec 2016	—	20,454
Constellation Energy	5.15% 01 Dec 2020	—	8,742
Consumers Energy Co	5.375% 15 Apr 2013	—	7,619
Corning Inc	4.25% 15 Aug 2020	—	13,153
Counrtywide Finl Corp	6.25% 15 May 2016	—	1,704
Coventry Health Care	6.125% 15 Jan 2015	—	711
Coventry Health Care	5.95% 15 Mar 2017	—	1,968
Coventry Health Care	6.3% 15 Aug 2014	—	6,251
Cox Communications	5.45% 15 Dec 2014	—	24,438
Credit Suisse Coml Mtg	5.311% 15 Dec 2039	—	8,063
Credit Suisse	5.4% 14 Jan 2020	—	23,252
Credit Suisse Coml Mtg	5.467% 15 Sep 2039	—	18,148
Credit Suisse Coml Mtg	5.467% 15 Sep 2039	—	32,475
Credit Suisse First Boston Mtg	1.0% 15 Feb 2038	—	7,258
Credit Suisse Mtg	1.0% 15 Jan 2037	—	7,632
Credit Suisse NY	6.0% 15 Feb 2018	—	10,620
CSMC 2006 C3	1.0% 15 Jun 2038	—	14,276

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

CVS Caremark Corp	6.6% 15 Mar 2019	—	13,462
CWABS Inc	4.615% 25 Feb 2035	—	7,124
Cwalt Inc	1.0% 25 Dec 2035	—	1,936
Daimler Chrysler NA	7.3% 15 Jan 2012	—	12,095
Delta Air Lines	7.75% 17 Jun 2021	—	18,708
Deutsche Bank AG	5.375% 12 Oct 2012	—	9,543
Devon Energy	5.625% 15 Jan 2014	—	16,859
Diaego Cap PLC	4.828% 15 Jul 2020	—	26,066
Diageo Cap PLC	7.375% 15 Jan 2014	—	8,174
Directv Holdings	4.75% 01 Oct 2014	—	3,518
Discover Card Master Trust	1.0% 16 Oct 2014	—	13,502
Discover Card Master Trust	1.0% 15 Sep 2015	—	3,524
Discover Card Master Trust	1.0% 15 Dec 2014	—	3,691
Discover Card Master Trust	1.0% 17 Feb 2015	—	4,044
Discover Financial Svc	10.25% 15 Jul 2019	—	11,276
Dominion Res Inc	5.7% 17 Sep 2012	—	10,780
Donnelley RR & Sons	4.95% 01 Apr 2014	—	2,099
Donnelley RR & Sons	5.5% 15 May 2015	—	8,028
Dow Chemical Co	8.55% 15 May 2019	—	9,844
Dow Chemical Co	8.55% 15 May 2019	—	14,838
Duke CAP LLC	5.668% 15 Aug 2014	—	16,941
Duke Energy Carolinas	5.1% 15 Apr 2018	—	12,504
Duke Energy Corp	5.65% 15 Jun 2013	—	31,252
Duke Realty LP	6.75% 15 Mar 2020	—	1,606
Duke Realty LP	8.25% 15 Aug 2019	—	7,511
Eastman Chemical Co	4.5% 15 Jan 2021	—	11,716
Embarq Corp	7.082% 01 Jun 2016	—	9,442
Embarq Corp	7.995% 01 Jun 2036	—	15,786
Encana Corp	6.5% 15 May 2019	—	11,469
Energy Transfer Partners	6.7% 01 Jul 2018	—	17,487
Energy Transfer Partners	6.0% 01 Jul 2013	—	16,731
Enterprise Prods	5.6% 15 Oct 2014	—	12,069
EQT Corp	8.125% 01 Jun 2019	—	5,563
EQT Corp	8.125% 01 Jun 2019	—	8,212
ERP Oper Ltd Partnership	5.75% 15 Jun 2017	—	4,615
ERP Oper Ltd Partnership	5.25% 15 Sep 2014	—	10,304
ESA 2010 ESHA	2.95% 05 Nov 2027	—	20,683
Eastman Chemical Co	5.5% 15 Nov 2019	—	6,756
European Investment Bank	5.125% 30 May 2017	—	8,094
Exelon Generation Co	4.0% 01 Oct 2020	—	9,375
Expedia Inc	5.95% 15 Aug 2020	—	12,699
Express Scripts Inc	6.25% 15 Jun 2014	—	2,418
Federal Rlty Invt Tr	6.0% 15 Jul 2012	—	3,020
Federal Rlty Invt Tr	5.65% 01 Jun 2016	—	6,856
Federal Rlty Invt Tr	5.4% 01 Dec 2013	—	15,812
Fifth UN Natl Bk	6.663% 12 Jan 2043	—	1,078
FHMS K008	2.746% 25 Dec 2019	—	22,215
Ford Credit Auto	5.8% 15 Feb 2013	—	2,381
Fortune Brands	4.875% 01 Dec 2013	—	4,092

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

Fortune Brands	5.375% 15 Jan 2016	—	4,120
FPL Group CAP	1.0% 09 Nov 2012	—	17,497
FPL Group Capital	5.625% 01 Sep 2011	—	14,080
GAZ Capital SA	6.212% 22 Nov 2016	—	15,493
GE Coml Mtg Corp	3.915% 10 Nov 2038	—	1,419
General Dynamics Corp	5.25% 01 Feb 2014	—	20,683
General Elec Cap Corp	4.375% 16 Sep 2020	—	9,971
General Elec Cap Corp	4.8% 01 May 2013	—	30,061
General Elec Cap Corp	5.5% 08 Jan 2020	—	38,473
General Elec Cap Corp	5.5% 08 Jan 2020	—	55,640
General Mills	5.25% 15 Aug 2013	—	4,254
Genworth Finl Inc	6.515% 22 May 2018	—	7,983
Goldman Sachs Group	6.75% 01 Oct 2037	—	4,656
Goldman Sachs Group	6.25% 01 Sep 2017	—	5,779
Goldman Sachs Group	6.0% 15 Jun 2020	—	7,627
Goldman Sachs Group	7.5% 15 Feb 2019	—	10,619
Goldman Sachs Group	5.7% 01 Sep 2012	—	12,029
Goldman Sachs Group	6.15% 01 Apr 2018	—	14,542
Goldman Sachs Group	6.25% 01 Sep 2017	—	22,613
Goodrich Corp	4.875% 01 Mar 2020	—	18,422
Greenwich Capital Comm	5.444% 10 Mar 2039	—	11,154
Greenwich Capital Comm	5.444% 10 Mar 2039	—	27,106
GS MTG Secs Corp	1.0% 06 Mar 2020	—	3,341
GS MTG Secs Corp	4.751% 10 Jul 2039	—	18,007
GSMS 2004 GG2	1.0% 10 Aug 2038	—	8,926
Guardian Life Insurance	7.375% 30 Sep 2039	—	5,168
Hanover Ins Group	7.625% 15 Oct 2025	—	3,081
Hartford Finl Svcs Grp	4.0% 30 Mar 2015	—	1,826
Hartford Finl Svcs Grp	5.5% 30 Mar 2020	—	8,800
Health Care PPTY	5.95% 15 Sep 2011	—	7,874
Healthcare Rlty Tr	8.125% 01 May 2011	—	6,751
Healthcare Rlty Tr	5.125% 01 Apr 2014	—	7,748
Healthcare Rlty Tr	5.125% 01 Apr 2014	—	4,220
Heinz HJ	6.0% 15 Mar 2012	—	7,936
Hess Corp	7.0% 15 Feb 2014	—	5,053
Hess Corp	8.125% 15 Feb 2019	—	9,924
Hess Corp	8.125% 15 Feb 2019	—	11,678
Household Fin Corp	7.0% 15 May 2012	—	15,024
HRPT PPTYS	1.0% 16 Mar 2011	—	3,140
HSBC Fin Corp	6.75% 15 may 2011	—	19,192
Humana Inc	7.2% 15 Jun 2018	—	4,887
International Paper Co	7.95% 5 Jun 2018	—	5,690
International Paper Co	5.3% 01 Apr 2015	—	7,358
Intl BK Recon & Develop	9.25% 15 Jul 2017	—	3,891
Jeffries Group Inc	6.875% 15 Apr 2021	—	4,448
JP Morgan Chase	6.0% 01 Oct 2017	—	12,620
JP Morgan Chase	3.7% 20 Jan 2015	—	30,631
JP Morgan Chase & Co	5.75% 02 Jan 2013	—	12,829
JP Morgan Chase & Co	5.125% 15 Sep 2014	—	15,626

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

JP Morgan Chase & Co	6.0% 15 Jan 2018	—	21,104
JP Morgan Chase Coml	5.42% 15 Jan 2049	—	32,205
JP Morgan Chase Coml Mtg	4.302% 15 Jan 2038	—	2,458
JP Morgan Chase Coml Mtg	1.0% 12 Dec 2044	—	4,614
JP Morgan Chase Coml Mtg	1.0% 12 Dec 2044	—	5,701
JP Morgan Chase Coml Mtg	5.198% 15 Dec 2044	—	10,109
JP Morgan Chase Coml Mtg	5.437% 12 Dec 2044	—	12,456
JP Morgan Chase Coml Mtg	5.552% 12 May 2045	—	12,771
JP Morgan Chase Coml Mtg	5.429% 12 Dec 2043	—	15,326
JP Morgan Chase Coml Mtg	1.0% 12 Jun 2043	—	16,964
JP Morgan Chase Coml Mtg	1.0% 15 Jun 2049	—	21,082
JPMCC 2010 Cntr	3.299% 05 Aug 2032	—	30,353
JP Morgan Chase & Co	4.75% 01 May 2013	—	8,654
JP Morgan Chase & Co	4.4% 22 Jul 2020	—	12,437
Kellogg Co	5.125% 03 Dec 2012	—	16,227
Kinder Morgan Ener Part	5.3% 15 Sep 2020	—	9,929
Kinder Morgan Ener Part	6.85% 15 Feb 2020	—	16,174
KMG Finance Sub	7.0% 05 May 2020	—	4,854
Kraft Foods Inc	6.0% 11 Feb 2013	—	2,992
Kraft Foods Inc	6.5% 11 Aug 2017	—	6,626
Kraft Foods Inc	6.125% 23 Aug 2018	—	18,613
Kraft Foods Inc	6.125% 01 Feb 2018	—	22,237
Kroger Co	6.4% 15 Aug 2017	—	3,006
Kroger Co	6.4% 15 Aug 2017	—	3,790
Kroger Co	6.2% 15 Jun 2012	—	6,471
Kroger Co	6.75% 15 Apr 2012	—	9,358
LaFarge SA	6.15% 15 Jul 2011	—	3,901
LB UBS Coml Mtg	1.0% 15 Jun 2029	—	4,513
LB UBS Coml Mtg	5.424% 15 Feb 2040	—	9,922
LB UBS Coml Mtg	5.3% 15 Nov 2038	—	15,103
LB UBS Coml Mtg	1.0% 15 Jun 2038	—	17,370
LB UBS Coml Mtg	5.372% 15 Sep 2039	—	17,417
LB UBS Coml Mtg	4.647% 15 Jul 2030	—	19,678
LB UBS Coml Mtg	1.0% 15 Nov 2030	—	20,381
Liberty PPTY Ltd	6.625% 01 Oct 2017	—	1,032
Liberty PPTY Ltd	5.5% 15 Dec 2016	—	1,725
Life Technologies Corp	4.4% 01 Mar 2015	—	10,174
Lilly Eli & Co	4.2% 06 Mar 2014	—	19,893
Limited Inc	6.9% 15 Jul 2017	—	1,064
Limited Inc	5.25% 01 Nov 2014	—	7,541
Lincoln Natl Corp	4.3% 15 Jun 2015	—	3,284
Lincoln Natl Corp	8.75% 01 Jul 2019	—	2,905
Lincoln Natl Corp	6.25% 15 Feb 2020	—	19,620
Lloyds TSB Bank	4.375% 12 Jan 2015	—	10,129
LSI Open Position	0.01% 31 Dec 2060	—	583
M&I Marshall & Ilsley	6.375% 01 Sep 2011	—	7,476
Mack Cali Rlty LP	5.25% 15 Jan 2012	—	4,672
Mack Cali Rlty LP	5.125% 15 Jan 2015	—	4,770
MacQuarie Group Ltd	4.875% 10 Aug 2017	—	10,727

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

Manufacturers & Traders Tr	1.0% 28 Dec 2020	—	5,499
Marathon Oil Corp	7.5% 15 Feb 2019	—	4,722
Marathon Oil Corp	6.5% 15 Feb 2014	—	4,998
Markel Corp	7.125% 30 Sep 2019	—	4,722
Master Asset Backed Secs	1.0% 25 Aug 2036	—	6,579
MBNA Credit Card note	1.0% 15 Jun 2015	—	3,398
MBNA Credit Card note	1.0% 16 Aug 2021	—	12,220
McKesson Corp	6.5% 15 Feb 2014	—	6,139
Medco Health Solutions	2.75% 15 Sep 2015	—	21,234
Merrill Lynch & Co	6.4% 28 Aug 2017	—	7,944
Merrill Lynch & Co	6.875% 25 Apr 2018	—	29,899
Merrill Lynch & Co	6.050% 16 May 2016	—	9,500
Merrill Lynch & Co	6.875% 25 Apr 2018	—	18,687
Merrill Lynch Mtg	1.0% 25 Aug 2036	—	3,824
Merrill Lynch Mtg	1.0% 12 Nov 2037	—	8,332
Merrill Lynch Mtg Tr	5.403% 12 Jul 2034	—	168
Merrill Lynch Mtg Tr	1.0% 12 Nov 2037	—	2,145
MetLife Inc	7.717% 15 Feb 2019	—	3,298
MetLife Inc	6.75% 01 Jun 2016	—	8,055
MetLife Inc	5.0% 15 Jun 2015	—	16,274
MetLife Inc	4.75% 08 Feb 2021	—	20,573
Metropolitan Life Global FDG	5.125% 10 Apr 2013	—	8,212
Mid St TR IV	8.33% 01 Apr 2030	—	8,765
MidAmerican FDG	6.75% 01 Mar 2011	—	10,346
ML CFC Coml Mtg	1.0% 12 Jun 2046	—	9,468
ML CFC Coml Mtg	5.7% 12 Sep 2049	—	17,583
ML CFC Coml Mtg	1.0% 12 Feb 2039	—	67,590
Mohawk Corp	1.0% 15 Jan 2016	—	9,401
Morgan Stanley	5.45% 09 Jan 2017	—	2,715
Morgan Stanley	5.45% 09 Jan 2017	—	7,319
Morgan Stanley	5.95% 28 Dec 2017	—	16,742
Morgan Stanley	5.95% 28 Dec 2017	—	17,947
Morgan Stanley	5.5% 24 Jul 2020	—	20,127
Morgan Stanley	3.45% 02 Nov 2015	—	14,983
Morgan Stanley	1.0% 15 Oct 2015	—	29,885
Morgan Stanley Cap I	1.0% 11 Jun 2042	—	10,384
Morgan Stanley Cap I	1.0% 11 Jun 2042	—	13,104
Morgan Stanley Cap I	5.569% 15 Dec 2044	—	14,377
Morgan Stanley Cap I	1.0% 12 Aug 2041	—	16,018
Morgan Stanley Cap I	1.0% 11 Jun 2042	—	16,442
Morgan Stanley Cap I	4.989% 13 Aug 2042	—	25,314
Morgan Stanley Cap I	4.89% 12 Jun 2047	—	30,136
Morgan Stanley Capitol	5.325% 15 Dec 2043	—	6,015
Morgan Stanley Group	6.25% 28 Aug 2017	—	2,452
Morgan Stanley Group	6.625% 01 Apr 2018	—	32,107
Morgan Stanley Group Inc	5.55% 27 Apr 2017	—	4,863
Morgan Stanley Group Inc	6.75% 15 Apr 2011	—	8,565
Nabors Industries	9.25% 15 Jan 2019	—	10,157
National Grid PLC	6.3% 01 Aug 2016	—	12,996

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

Nationwide Health PPTYS	6.5% 15 Jul 2011	—	7,369
Natl City Bank	6.25% 15 Mar 2011	—	6,441
NBC Universal	3.65% 30 Apr 2015	—	9,458
Nevada PWR Co	6.5% 01 Aug 2018	—	6,572
New York Life	3.0% 04 May 2015	—	11,155
Newell Rubbermaid Inc	5.5% 15 Apr 2013	—	3,675
News Amer Hldgs	9.25% 01 Feb 2013	—	5,379
News Amer Hldgs	7.7% 30 Oct 2025	—	10,180
News Amer Inc	6.4% 15 Dec 2035	—	2,079
News Amer Inc	6.65% 15 Nov 2037	—	9,961
NGN 2010 C1	2.9% 29 Oct 2020	—	15,717
NGN 2010 R1	1.0% 07 Oct 2020	—	31,780
NGN 2010 R3	1.0% 08 Dec 2020	—	83,681
Niagara Mohawk PWR	3.553% 01 Oct 2014	—	8,872
NiSource Fin Corp	5.25% 15 Sep 2017	—	8,371
Nisource Fin Corp	6.8% 15 Jan 2019	—	9,747
Nisource Finance Corp	6.125% 01 Mar 2022	—	8,954
Nissan Auto Receivables	5.05% 17 Nov 2014	—	6,560
Noble Energy	8.25% 01 Mar 2019	—	9,872
Noble Holding Intl	4.9% 01 Aug 2020	—	871
Norfolk Southern Corp	6.75% 15 Feb 2011	—	3,320
Norfolk Southern Corp	5.75% 01 Apr 2018	—	5,013
Orange & Rockland Utils	2.5% 15 Aug 2015	—	37,908
Orix Corp	4.710% 27 Apr 2015	—	8,923
Owens Corning	6.5% 01 Dec 2016	—	5,040
Packaging Corp	5.75% 01 Aug 2013	—	855
Penny JC Inc	7.95% 01 Apr 2017	—	5,832
Petro CDA	9.25% 15 Oct 2021	—	14,139
Petrobras Intl Fin	5.75% 20 Jan 2020	—	14,174
Petrobras Intl Fin	5.75% 20 Jan 2020	—	19,489
Petronas Capital Ltd	5.25% 12 Aug 2019	—	9,667
Philip Morris Intl	5.65% 16 May 2018	—	16,942
Plains All Amer Pipeline	5.75% 15 Jan 2020	—	10,428
Principal Financial Group	7.875% 15 May 2014	—	7,476
Principal Financial Group	7.875% 15 May 2014	—	21,640
Prudential Financial	5.1% 14 Dec 2011	—	2,376
Prudential Financial	4.75% 17 Sep 2015	—	13,369
Prudential Finl Inc	5.15% 15 Jan 2013	—	4,857
Prudential Finl Inc	7.375% 15 Jun 2019	—	9,261
Questar Corp	2.75% 01 Feb 2016	—	12,426
Qwest Corp	8.875% 15 Mar 2012	—	3,200
Qwest Corp	7.5% 01 Oct 2014	—	7,905
Raytheon Corp	3.125% 15 Oct 2020	—	20,049
Reed Elsevier Capital	8.625% 15 Jan 2019	—	4,487
Reed Elsevier Capital	8.625% 15 Jan 2019	—	17,947
Regency Centers LP	5.25% 01 Aug 2015	—	1,449
Regency Centers LP	5.875% 15 Jun 2017	—	3,520
RenaissanceHome Equity	1.0% 25 Nov 2034	—	6,429
Republic Services	5.0% 01 Mar 2020	—	8,529

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

Republic Svcs Inc	6.75% 15 Aug 2011	—	7,991
Residential Asset Sec Mtg	1.0% 25 May 2033	—	224
Reynolds American Inc	7.25% 01 Jun 2012	—	2,556
Reynolds American Inc	7.625% 01 Jun 2016	—	7,938
Rio Tinto Fin USA	6.5% 15 Jul 2018	—	14,997
Rowan Companies	5.0% 01 Sep 2017	—	8,153
Royal Bk Scotland	4.875% 16 Mar 2015	—	17,933
Royal Bk Scotland Group	5.0% 01 Oct 2014	—	13,141
Royal Bk Scotland PLC	5.0% 01 Oct 2014	—	7,885
Royal Bk Scotland PLC	2.625% 11 May 2012	—	18,179
Royal Bk Scotland PLC	1.45% 20 Oct 2011	—	27,360
RPM International Inc	6.125% 15 Oct 2019	—	8,962
RSHB Cap SA	7.75% 29 May 2018	—	8,996
Ryder Svs Inc	7.2% 01 Sep 2015	—	3,891
Salomom Bros Mtg Secs	1.0% 25 Jan 2033	—	4,920
Saxon Asset Secs	1.0% 25 Aug 2032	—	21
SCSLC 2010	1.0% 25 Jul 2025	—	50,401
Sempra Energy	6.5% 01 Jun 2016	—	7,797
Simon Property Group	4.2% 01 Feb 2015	—	15,355
Simon Property Group	4.375% 01 Mar 2021	—	11,700
SLH Open Position Net Asset	0.01% 31 Dec 2060	—	25
SLM Corp	5.0% 01 Oct 2013	—	2,283
SLM Corp	5.125% 27 Aug 2012	—	4,183
SLM Corp	8.45% 15 Jun 2018	—	9,466
SLM Corp	5.375% 15 Jan 2013	—	9,521
Snap On Inc	4.25% 15 Jan 2018	—	7,315
Societe Generale	2.5% 15 Jan 2014	—	11,031
Southern CA Edison	5.75% 15 Mar 2014	—	11,054
Southern CA Edison	5.75% 15 Mar 2014	—	17,279
Southern Co	1.0% 21 Oct 2011	—	13,932
Southwest Airlines	5.75% 15 Dec 2016	—	3,616
Southwest Airlines	5.25% 01 Oct 2014	—	4,430
Southwest Elec PWR Co	5.875% 01 Mar 2018	—	18,999
Sovereign BK	5.125% 15 Mar 2013	—	8,065
Spectra Energy Capital	8.0% 01 Oct 2019	—	9,708
Sprint Capital Corp	6.875% 15 Nov 2028	—	4,582
Staples Inc	9.75% 15 Jan 2014	—	7,588
Statoil ASA	3.125% 17 Aug 2017	—	38,328
Steel Capital	9.75% 29 Jul 2013	—	3,550
Swaption 317U374B6	IRO USD 10Y	—	(33)
Swaption 317U428B2	IRO USD 10Y	—	(2)
Talisman Energy Inc	5.85% 01 Feb 2037	—	1,146
Talisman Energy Inc	7.75% 01 Jun 2019	—	3,514
Talisman Energy Inc	6.25% 01 Feb 2038	—	5,714
Teck Resources Limited	10.75% 15 May 2019	—	17,315
Teco Finance Inc	4.0% 15 Mar 2016	—	11,376
Telecom Italia Cap	5.25% 15 Nov 2013	—	7,116
Telecom Italia Capital	6.175% 18 Jun 2014	—	7,869
Telecom Italia Capital	4.95% 30 Sep 2014	—	16,795

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

Telefonica Emisiones	7.045% 20 Jun 2036	—	3,028
Telefonica Emisiones	4.949% 15 Jan 2015	—	16,153
Thomson Reuters Corp	5.95% 15 Jul 2013	—	17,313
TIAAS 2007 C4	1.0% 15 Aug 2039	—	5,256
Time Warner Cable	5.0% 01 Feb 2020	—	7,381
Time Warner Cable	7.5% 01 Apr 2014	—	8,878
Time Warner Cable Inc	5.85% 01 May 2017	—	4,573
Time Warner Cable Inc	6.75% 01 Jul 2018	—	6,662
Time Warner Inc	4.7% 15 Jan 2021	—	9,852
Time Warner Inc	5.875% 15 Nov 2016	—	10,793
Time Warner Inc	4.7% 15 Jan 2021	—	11,475
Time Warner Inc	8.25% 14 Feb 2014	—	16,650
Toll Bros Fin Corp	6.875% 15 Nov 2012	—	241
Total Capital SA	3.0% 24 Jun 2015	—	18,131
Total Capital SA	3.0% 24 Jun 2015	—	32,544
Trans Canada Pipelines	3.4% 01 Jun 2015	—	6,860
Transcapital Invest Ltd	8.7% 07 Aug 2018	—	11,276
Travelers Cos	5.75% 15 Dec 2017	—	9,366
TXU Australia Hldgs	6.15% 15 Nov 2013	—	6,181
Tyco International	4.125% 15 Oct 2014	—	8,209
Tyco Intl	8.5% 15 Jan 2019	—	4,663
UBS AG Stamford	4.875% 04 Aug 2020	—	9,149
UBS AG Stamford	5.875% 20 Dec 2017	—	12,520
UBS AG Stamford	5.875% 15 Jul 2016	—	13,108
UBS AG Stamford	1.0% 23 Feb 2012	—	22,960
UFJ Fin Aruba	6.75% 15 Jul 2013	—	3,935
Unicredit Luxembourg	6.0% 31 Oct 2017	—	5,121
Union BK Calif	5.95% 11 May 2016	—	7,028
Union Elec Co	6.7% 01 Feb 2019	—	1,062
Union Pac Corp	5.45% 31 Jan 2013	—	11,190
Union Pac Corp	5.75% 15 Nov 2017	—	17,767
United Health Group	5.25% 15 Mar 2011	—	8,610
United Health Group	6.0% 15 Feb 2018	—	7,753
Universal Health Svcs	7.125% 30 Jun 2016	—	6,788
Unum Group	5.625% 15 Sep 2020	—	8,684
US Cellular Corp	6.7% 15 Dec 2033	—	8,957
Valero Energy	6.125% 01 Feb 2020	—	2,829
Valero Energy	6.875% 15 Apr 2012	—	7,632
Valero Energy	9.375% 15 Mar 2019	—	18,935
Valero Energy Corp	6.125% 01 Feb 2020	—	9,189
Veolia Environment	6.0% 01 Jun 2018	—	5,992
Verizon Communications	6.35% 01 Apr 2019	—	4,861
Verizon Global FDG Corp	6.875% 15 Jun 2012	—	9,747
Viacom Inc	5.625% 15 Sep 2019	—	12,269
Virginia Elec & Pwr Co	5.4% 30 Apr 2018	—	4,061
Virginia Elec & Pwr Co	5.1% 30 Nov 2012	—	7,341
Virginia Elec & Pwr Co	5.95% 15 Sep 2017	—	9,160
Virginia Elec & Pwr Co	5.1% 30 Nov 2012	—	16,395
VNO 2010 VNO	2.969% 13 Sep 2028	—	9,124

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

Vodafone Group PLC	5.5% 15 Jun 2011	—	6,514
Vodafone Group PLC	5.35% 27 Feb 2012	—	15,160
Vulcan Matls Co	5.6% 30 Nov 2012	—	7,703
Wachovia Bk	1.0% 15 Mar 2016	—	6,399
Wachovia Bk	4.8% 01 Nov 2014	—	9,683
Wachovia Bk Coml Mtg	5.509% 15 Apr 2047	—	17,178
Wachovia Bk Coml Mtg	1.0% 15 Jun 2049	—	17,313
Wachovia Bk Coml Mtg	1.0% 15 Jul 2045	—	17,757
Wachovia Corp	4.875% 15 Feb 2014	—	2,637
Wachovia Corp	5.35% 15 Mar 2011	—	6,896
Wachovia Corp	5.5% 01 May 2013	—	8,300
Walt Disney Co	5.7% 15 Jul 2011	—	22,708
WAMU Mtg	1.0% 25 Oct 2045	—	509
Waste Management Inc	6.375% 11 Mar 2015	—	5,572
Waste Mgmt Inc	7.375% 15 May 2029	—	1,317
Waste Mgmt Inc	7.375% 11 Mar 2019	—	8,403
Waste Mgmt Inc	4.75% 30 Jun 2020	—	9,804
Weatherford Intl Ltd	6.0% 15 Mar 2018	—	1,348
Weatherford Intl Ltd	5.15% 15 Mar 2013	—	3,140
WellPoint Inc	5.875% 15 Jun 2017	—	891
WellPoint Inc	7.0% 15 Feb 2019	—	2,278
WellPoint Inc	4.35% 15 Aug 2020	—	9,149
Wellpoint Inc	6.0% 15 Feb 2014	—	18,093
Wellpoint Inc	4.35% 15 Aug 2020	—	19,541
Wells Fargo & Company	4.95% 16 Oct 2013	—	7,315
Wells Fargo & Company	5.625% 11 Dec 2017	—	9,579
Wells Fargo Bank	3.625% 15 Apr 2015	—	11,214
Wells Fargo Bank	4.75% 09 Feb 2015	—	12,077
Williams Cos Inc	7.875% 01 Sep 2021	—	5,321
Willis North Amer Inc	7.0% 29 Sep 2019	—	4,390
Willis North Amer Inc	6.2% 28 Mar 2017	—	7,370
Willis North America Inc	7.0% 29 Sep 2019	—	1,898
World Savings Bank	1.0% 22 Mar 2011	—	27,326
WPP Fin UK	5.875% 15 Jun 2014	—	4,305
Wyndham Worldwide Corp	6.0% 01 Dec 2016	—	9,768
Xerox Corp	5.5% 15 May 2012	—	3,006
Xerox Corp	5.65% 15 May 2013	—	4,442
Xerox Corp	8.25% 15 May 2014	—	5,847
Xerox Corp	6.4% 15 Mar 2016	—	7,528
Xerox Corp	8.25% 15 May 2014	—	8,239
Xerox Corp	4.25% 15 Feb 2015	—	18,463
XL Cap Ltd	5.25% 15 Sep 2014	—	7,859
XTO Energy Inc	4.9% 01 Feb 2014	—	17,464

			6,166,616

Baxter Healthcare of Puerto Rico
Savings and Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) Employer Identification Number: 66-0678126 and Plan Number 024 December 31, 2010	Schedule I

	Benefit Responsive Interest Rate Wrapper Contracts
*	Aegon Institutional Markets	Open Ended Maturity	—	11,376
*	Bank of America NT & SA	Open Ended Maturity	—	26,700

				38,076

	Synthetic Guaranteed Investment Contracts (contract value equals $15,721,542)			$16,877,225

Commingled Investments:
*	Daily EAFE Fund	Commingled Investments	—	1,830,545
*	S&P 500 Flagship Fund	Commingled Investments	—	3,961,113
*	US Small CAP Index Futures FD CMT4	Commingled Investments	—	1,693,065

	Commingled Investments			$7,484,723

Registered Investment Companies:

	Target Retirement 2010 Fd	Registered Investment Company	—	49,795
	Target Retirement 2020 Fd	Registered Investment Company	—	31,153
	Target Retirement 2025 Fd	Registered Investment Company	—	141,321
	Target Retirement 2030 Fd	Registered Investment Company	—	40,041
	Target Retirement 2035 Fd	Registered Investment Company	—	130,815
	Target Retirement 2040 Fd	Registered Investment Company	—	126,195
	Target Retirement 2045 Fd	Registered Investment Company	—	124,185
	Target Retirement 2050 Fd	Registered Investment Company	—	84,197
	Vanguard Chester Fds	Registered Investment Company	—	129,400
	Target Retirement 2015 Fd	Registered Investment Company	—	202,391

	Registered Investment Companies			$1,059,493

* Participant Loans:		Interest rates range from 4.25% to 9.25%		$3,590,721

Collateral Held on Loaned Securities:
	Baxter International Savings Trust Separate Account	Short-Term Investment Fund		4,871,785
*	Quality D Short-term Investment Fund	Short-Term Investment Fund		326,027

	Collateral Held on Loaned Securities			$5,197,812

	Total Investments and Participant Loans			$44,156,295

*	Party-in-interest

**	These investments include securities that were loaned to brokers under the securities lending program with the Trustee.

(1)	Cost information not required for participant-directed investments.

SIGNATURE
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER HEALTHCARE of PUERTO RICO SAVINGS AND INVESTMENT PLAN

Date: June 23, 2011	By:	/s/ Robert J. Hombach

Robert J. Hombach Member of the Administrative Committee